SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation and Its Subsidiaries

Index

March 31, 2025 and 2024, and December 31, 2024

Page(s)

Report on Review of Consolidated Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 71

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 15, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of March 31, 2025, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, all expressed in Korean won, and a summary of material accounting policy information and other explanatory notes.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of March 31, 2025, and its financial performance and its cash flows for the three-month periods ended March 31, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2024, and the related consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which do not accompany this report, in accordance with KSA. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 13, 2025. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

May 15, 2025

Notice to Readers

This review report is effective as of May 15, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of Korean won)	Notes	March 31, 2025		December 31, 2024
Assets

Current Assets
Cash and cash equivalents	4,29	~~W~~	3,132,996	~~W~~	3,716,680
Trade and other receivables, net	4,5,29		6,612,026		6,147,456
Other financial assets	4,6,29		1,482,864		1,344,248
Current tax assets			1,521		1,213
Inventories, net	7		853,884		940,209
Other current assets	8		2,375,209		2,102,131

Total Current Assets			14,458,500		14,251,937

Non-Current Assets
Trade and other receivables, net	4,5,29		1,672,939		1,540,727
Other financial assets	4,6,29		2,764,004		2,759,170
Property and equipment, net	9		14,398,140		14,825,814
Right-of-use assets	16		1,211,874		1,212,770
Investment properties, net	9		2,853,395		2,299,616
Intangible assets, net	9		1,795,987		1,862,740
Investments in associates and joint ventures	10		1,567,381		1,562,232
Deferred tax assets			646,994		671,609
Net defined benefit assets	14		30,179		49,351
Other non-current assets	8		786,223		843,991

Total Non-Current Assets			27,727,116		27,628,020

Total Assets		~~W~~	42,185,616	~~W~~	41,879,957

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of Korean won)	Notes	March 31, 2025		December 31, 2024
Liabilities

Current Liabilities
Trade and other payables	4,11,29	~~W~~	6,952,539	~~W~~	7,394,791
Borrowings	4,12,29		3,649,089		3,904,752
Other financial liabilities	4,6,29		351,365		351,632
Current tax liabilities			216,320		123,145
Other provisions	13,15		114,446		112,530
Deferred income	19		61,698		62,247
Other current liabilities	4,8,16		1,789,130		1,925,637

Total Current Liabilities			13,134,587		13,874,734

Non-Current Liabilities
Trade and other payables	4,11,29		372,399		578,409
Borrowings	4,12,29		7,520,456		6,615,938
Other financial liabilities	4,6,29		725,976		722,517
Net defined benefit liabilities	14		181,693		128,457
Other provisions	13,15		111,675		111,877
Deferred income	19		148,518		148,960
Deferred tax liabilities			873,685		919,996
Other non-current liabilities	4,8,16		778,306		782,520

Total Non-Current Liabilities			10,712,708		10,008,674

Total Liabilities			23,847,295		23,883,408

Equity Attribute to Owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,197,443		13,779,776
Accumulated other comprehensive income			79,191		63,729
Other components of equity	18		(676,839)		(637,560)

			16,604,552		16,210,702

Non-Controlling Interest			1,733,769		1,785,847

Total Equity			18,338,321		17,996,549

Total Liabilities and Equity		~~W~~	42,185,616	~~W~~	41,879,957

The above interim consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Profit or Loss

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2025		2024

Operating Revenue	19,27	~~W~~	6,845,117	~~W~~	6,654,574
Operating Expenses	20		6,156,346		6,148,074

Operating Profit	27		688,771		506,500
Other income	21		65,362		72,838
Other expenses	21		37,810		70,372
Finance income	22		128,094		250,276
Finance costs	22		124,359		240,492
Share of net profits (losses) of associates and joint ventures	10		(8,228)		10,238

Profit before Income Tax			711,830		528,988
Income tax expense	23		145,031		135,985

Profit for the Period		~~W~~	566,799	~~W~~	393,003

Profit for the Period Attributable to:
Owners of the Parent Company		~~W~~	539,839	~~W~~	375,530
Non-controlling interests			26,960		17,473

Earnings per share attributable to the equity holders of the Parent Company during the period (in Korean won):
Basic earnings per share	24	~~W~~	2,196	~~W~~	1,524
Diluted earnings per share	24		2,194		1,523

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won)	Notes	2025		2024

Profit for the period		~~W~~	566,799	~~W~~	393,003

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		(3,862)		603
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			144		(95)
Valuation gains (losses) on equity instruments at fair value through other comprehensive income	6		(6,672)		113,455
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains on cash flow hedges	6		13,823		82,753
Other comprehensive income from cash flow hedges reclassified to profit or loss			1,040		(86,721)
Share of other comprehensive income of associates and joint ventures			781		614
Exchange differences on translation of foreign operations			1,732		45,726

Other comprehensive income (loss) for the period, net of tax			6,986		156,335

Total comprehensive income for the period		~~W~~	573,785	~~W~~	549,338

Total comprehensive income for the period attributable to:
Owners of the Parent Company		~~W~~	556,022	~~W~~	507,543
Non-controlling interests			17,763		41,795

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

		Attributable to owners of the Parent Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		375,530		—		—		375,530		17,473		393,003
Remeasurements of net defined benefit liabilities	14		—		—		1,685		—		—		1,685		(1,082)		603
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(81)		—		—		(81)		(14)		(95)
Share of other comprehensive income of associates and joint ventures			—		—		—		580		—		580		34		614
Valuation gains (losses) on cash flow hedges	6		—		—		—		(4,126)		—		(4,126)		158		(3,968)
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		(21)		113,247		—		113,226		229		113,455
Exchange differences on translation of foreign operations			—		—		—		20,729		—		20,729		24,997		45,726

Total comprehensive income for the period			—		—		377,113		130,430		—		507,543		41,795		549,338

Transactions with owners
Dividends paid by the Parent Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,600)		(20,600)
Change in ownership interests in subsidiaries			—		—		—		—		291		291		(811)		(520)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Retirement of treasury stocks			—		—		(27,100)		—		27,100		—		—		—
Others			—		—		—		—		4,695		4,695		(1,811)		2,884

Subtotal			—		—		(510,070)		—		4,986		(505,084)		(23,222)		(528,306)

Balance as at March 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,361,473	~~W~~	182,837	~~W~~	(797,432)	~~W~~	16,751,635	~~W~~	1,830,534	~~W~~	18,582,169

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

		Attributable to owners of the Parent Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity

Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,779,776	~~W~~	63,729	~~W~~	(637,560)	~~W~~	16,210,702	~~W~~	1,785,847	~~W~~	17,996,549
Comprehensive income
Profit for the period			—		—		539,839		—		—		539,839		26,960		566,799
Remeasurements of net defined benefit liabilities	14		—		—		(521)		—		—		(521)		(3,341)		(3,862)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		153		—		—		153		(9)		144
Share of other comprehensive income of associates and joint ventures			—		—		—		385		—		385		396		781
Valuation gains (losses) on cash flow hedges	6		—		—		—		14,942		—		14,942		(79)		14,863
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		1,089		(7,331)		—		(6,242)		(430)		(6,672)
Exchange differences on translation of foreign operations			—		—		—		7,466		—		7,466		(5,734)		1,732

Total comprehensive income for the period			—		—		540,560		15,462		—		556,022		17,763		573,785

Transactions with owners
Dividends paid by the Parent Company			—		—		(122,836)		—		—		(122,836)		—		(122,836)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(18,572)		(18,572)
Change in Consolidation Scope			—		—		—		—		—		—		(43,143)		(43,143)
Change in ownership interests in subsidiaries			—		—		—		—		5,015		5,015		(6,464)		(1,449)
Appropriations of loss on disposal of treasury stock			—		—		(57)		—		57		—		—		—
Acquisition of treasury stock			—		—		—		—		(47,197)		(47,197)		—		(47,197)
Others			—		—		—		—		2,846		2,846		(1,662)		1,184

Subtotal			—		—		(122,893)		—		(39,279)		(162,172)		(69,841)		(232,013)

Balance as of March 31, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,197,443	~~W~~	79,191	~~W~~	(676,839)	~~W~~	16,604,552	~~W~~	1,733,769	~~W~~	18,338,321

The above interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Cash generated from operations	25	~~W~~	728,367	~~W~~	1,169,061
Interest paid			(126,472)		(122,818)
Interest received			84,085		92,869
Dividends received			3,410		2,585
Income tax paid			(59,141)		(27,430)

Net cash inflow from operating activities			630,249		1,114,267

Cash flows from investing activities
Collection of loans			11,276		9,512
Disposals of financial assets at fair value through profit or loss			47,939		36,777
Disposals of financial assets at amortized cost			129,949		507,212
Disposals of financial assets at fair value through other comprehensive income			142		1,631
Disposals of investments in associates and joint ventures			10,599		2,100
Disposals of property, equipment and investment properties			28,709		21,068
Disposals of intangible assets			2,312		1,514
Disposals of right-of-use assets			45		76
Disposals of derivatives			4,256		—
Increase in cash due to consolidation scope change			74,237		—
Loans granted			(14,107)		(6,711)
Acquisitions of financial assets at fair value through profit or loss			(15,388)		(73,496)
Acquisitions of financial assets at amortized cost			(310,686)		(293,822)
Acquisitions of investments in associates and joint ventures			(12,630)		(6,700)
Acquisitions of property and equipment and investment properties			(1,373,759)		(563,704)
Acquisitions of intangible assets			(304,937)		(308,426)
Acquisitions of right-of-use assets			(45)		(2,544)

Net cash outflow from investing activities		~~W~~	(1,722,088)	~~W~~	(675,513)

KT CORPORATION and ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won)	Notes	2025		2024
Cash flows from financing activities
Proceeds from borrowings		~~W~~	2,719,681	~~W~~	866,617
Cash inflow from transactions with non-controlling shareholders			1,699		200
Cash inflow from other financing activities			12,711		66
Repayments of borrowings			(2,072,728)		(1,061,640)
Dividends paid			—		(15)
Decrease in finance lease liabilities			(97,790)		(97,006)
Cash outflow from derivatives contracts			(3,724)		—
Acquisition of treasury stock			(47,197)		(27,100)
Cash outflow from transactions with non-controlling shareholders			(3,633)		(520)
Cash outflow from other financing activities			(425)		(36)

Net cash outflow from financing activities			508,594		(319,434)

Effect of exchange rate change on cash and cash equivalents			(439)		1,813

Net increase (decrease) in cash and cash equivalents			(583,684)		121,133

Cash and cash equivalents
Beginning of the period			3,716,680		2,879,554

End of the period		~~W~~	3,132,996	~~W~~	3,000,687

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 80 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of March 31, 2025, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of March 31, 2025 and December 31, 2024, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2025	December 31, 2024	Closing month
KT Telecop Co., Ltd.	Security service	Korea	92.7%	92.7%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd. [4]	Opening services of fixed line	Korea	95.9%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT GENIE Music Corporation (formerly. GENIE Music Corporation) 2,	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd[4]	Satellite TV	Korea	50.5%	50.5%	December
KT ENA Co., Ltd (formerly. Skylife TV Co., Ltd.)	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [2,4]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2025	December 31, 2024	Closing month
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installc management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
kt HCN Co., Ltd. (formerly. HCN Co., Ltd.)	Cable television service	Korea	100.0%	100.0%	December
kt Millie Seojae (formerly. Millie Seojae) [2]	Book contents service	Korea	38.7%	38.7%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2025	December 31, 2024	Closing month
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	98.3%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	100.0%	December
K-Logis Hwaseong Inc	Residential building development and supply	Korea	80.0%	80.0%	December
kt netcore. Co., Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	100.0%	December
kt p&m Co., Ltd	Information and communications development and Electrical design corporation	Korea	100.0%	100.0%	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% of the interest in kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.), KTCS Corporation, KTIS Corporation, kt Millie Seojae (formerly. Millie Seojae), and KT GENIE Music Corporation (formerly. GENIE Music Corporation), these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[4]	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the three-month period ended March 31, 2025:

Changes	Location	Name of subsidiary	Reason
Excluded	Korea	KT Linkus Co., Ltd.	Merged
Excluded	Korea	KT Music Contents Fund No.2	Liquidated
Excluded	Korea	Initech Co., Ltd.	Shares disposed

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Summarized information for consolidated subsidiaries as of March 31, 2025 and December 31, 2024, and for the three-month periods ended March 31, 2025 and 2024, is as follows

(In millions of Korean won)	March 31, 2025		Three-month period ended March 31, 2025[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period

KT Telecop Co., Ltd.	404,698	252,575	144,046	5,265
KT Alpha Co., Ltd.	450,884	179,516	96,474	10,817
KT Service Bukbu Co., Ltd.	50,448	50,726	56,345	(137)
KT Service Nambu Co., Ltd.	98,202	105,078	92,795	(7,706)
BC Card Co., Ltd. [1]	6,414,043	4,591,322	871,989	35,157
H&C Network	81,812	24,633	6,819	30
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [1]	483,136	248,654	31,165	2,966
KTDS Co., Ltd.	285,088	146,134	153,652	9,032
KT M&S Co., Ltd.	256,389	183,947	213,316	4,429
KT MOS Bukbu Co., Ltd.	44,576	26,651	23,346	(326)
KT MOS Nambu Co., Ltd.	46,534	23,534	24,060	(31)
KT Skylife Co., Ltd [1]	999,465	443,789	242,881	2,798
KT Estate Inc. [1]	3,092,641	1,432,026	134,743	(2,295)
KT GDH Co., Ltd.	7,921	1,279	859	106
KT Sat Co., Ltd.	742,963	95,992	43,565	6,292
KT Sports Co., Ltd.	34,611	21,671	16,499	(2,922)
KT M Mobile Co., Ltd.	197,572	73,841	91,800	3,124
KT Investment Co., Ltd. [1]	83,842	56,260	1,343	(65)
KTCS Corporation [1]	436,046	233,929	235,235	5,295
KTIS Corporation	463,596	254,715	153,299	4,549
Next Connect PFV	1,344,485	908,495	276,281	140,620
KT Japan Co., Ltd. [1]	2,014	3,578	866	42
KT America, Inc.	6,851	626	1,918	68
KT Rwanda Networks Ltd. [2]	125,573	151,718	5,558	(8,084)
AOS Ltd. [2]	14,269	18,128	2,922	1,188
KT Hong Kong Telecommunications Co., Ltd.	9,356	1,892	2,814	62
KT Huimangjieum [1]	10,982	3,197	6,311	1,218
KT Engineering Co., Ltd.	98,743	49,236	33,132	(10,447)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	March 31, 2025		Three-month period ended March 31, 2025[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period

KT Studio Genie Co., Ltd. [1]	860,426	187,466	112,514	2,869
East Telecom LLC [1]	79,268	41,853	9,837	1,958
KT ES Pte. Ltd. [1]	80,028	62,918	24,603	(309)
KTP SERVICES INC.	2,427	12	—	(62)
Altimedia Corporation [1]	43,736	12,398	8,043	(489)
KT RUS LLC	392	—	—	(138)
KT DX VIETNAM COMPANY LIMITED	1,434	70	181	(74)
kt Cloud Co., Ltd. [1]	2,073,846	535,919	249,092	19,344
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,150	50,758	1,159	(147)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,306	150	358	(239)
kt netcore Co. Ltd	187,810	141,210	92,655	(14,536)
kt p&m Co. Ltd	22,145	12,567	15,739	(350)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024			Three-month period ended March 31, 2024[3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period

KT Linkus Co., Ltd.	~~W~~	54,247	55,750	19,546	(2,164)
KT Telecop Co., Ltd.		400,437	253,509	130,834	2,233
KT Alpha Co., Ltd.		464,180	201,902	106,464	10,669
KT Service Bukbu Co., Ltd.		56,706	56,846	56,182	(2,304)
KT Service Nambu Co., Ltd.		57,827	51,826	71,007	(1,822)
BC Card Co., Ltd. [1]		5,961,047	4,196,724	935,556	49,963
H&C Network		59,808	5,039	6,992	560
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [1]		492,782	252,707	32,075	3,279
KTDS Co., Ltd. [1]		388,812	179,630	156,295	9,993
KT M&S Co., Ltd.		261,539	193,526	236,260	5,014
KT MOS Bukbu Co., Ltd.		50,262	32,012	23,340	(278)
KT MOS Nambu Co., Ltd.		51,458	28,427	23,906	779
KT Skylife Co. Ltd [1]		1,040,188	463,594	254,401	1,266
KT Estate Inc. [1]		2,617,662	947,834	135,739	4,752
KT GDH Co., Ltd.		7,998	1,462	1,041	140
KT Sat Co., Ltd.		733,574	92,877	43,946	8,942
KT Sports Co., Ltd.		23,299	7,435	14,105	(4,224)
KT Music Contents Fund No.2		5,508	1,589	34	12
KT M Mobile Co., Ltd.		195,196	74,570	82,263	3,173
KT Investment Co., Ltd. [1]		84,369	56,721	4,930	1,078
KTCS Corporation [1]		435,066	232,129	265,455	6,263
KTIS Corporation		469,932	261,826	145,328	3,368
Next Connect PFV		1,429,260	1,133,891	—	(1,570)
KT Japan Co., Ltd. [1]		1,750	3,289	781	138
KT America, Inc.		6,843	614	1,889	38
KT Rwanda Networks Ltd. [2]		131,362	341,313	5,195	(696)
AOS Ltd. [2]		14,305	19,422	2,492	385
KT Hong Kong Telecommunications Co., Ltd.		9,105	1,680	5,065	170
KT Huimangjieum [1]		8,854	2,275	4,656	649
KT Engineering Co., Ltd.		183,753	123,132	48,224	(3,647)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024		Three-month period ended March 31, 2024[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period

KT Studio Genie Co., Ltd. [1]	880,509	212,683	106,511	1,605
East Telecom LLC [1]	75,828	40,371	7,779	2,353
KT ES Pte. Ltd. [1]	78,800	59,114	23,020	(4,568)
KTP SERVICES INC.	3,257	750	298	214
Altimedia Corporation [1]	45,287	11,919	8,199	(173)
KT RUS LLC	420	—	—	(49)
KT DX VIETNAM COMPANY LIMITED	1,568	120	30	(105)
kt Cloud Co., Ltd. [1]	2,061,020	542,569	175,188	3,095
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,220	50,681	881	(516)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,903	497	191	(228)
kt netcore. Co. Ltd.	61,213	79	—	—
kt p&m Co. Ltd	10,029	96	—	—

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements.

The consolidated interim financial statements of the Group for the three-month period ended March 31, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

- K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted.

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 1110:B74 to use less conclusive language and to clarify that the relationship described in K-IFRS1110:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101:B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107:B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

2.3	Accounting Policies

The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	3,132,996	—	—	—	3,132,996
Trade and other receivables		8,011,353	—	273,612	—	8,284,965
Other financial assets		1,041,078	1,082,702	1,658,876	464,212	4,246,868

(In millions of Korean won)	March 31, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables[1]	~~W~~	6,881,435	—	—	—	6,881,435
Borrowings		11,169,545	—	—	—	11,169,545
Other financial liabilities		954,158	123,169	14	—	1,077,341
Lease liabilities		—	—	—	1,058,786	1,058,786

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	3,716,680	—	—	—	3,716,680
Trade and other receivables		7,573,409	—	114,774	—	7,688,183
Other financial assets		962,653	1,029,926	1,665,368	445,471	4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables[1]	~~W~~	7,214,174	—	—	—	7,214,174
Borrowings		10,520,690	—	—	—	10,520,690
Other financial liabilities		942,135	132,011	3	—	1,074,149
Lease liabilities		—	—	—	1,059,453	1,059,453

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	3,617,433	(383,455)	(7,854)	3,226,124
Other receivables		3,494,053	(105,436)	(2,715)	3,385,902

Total	~~W~~	7,111,486	(488,891)	(10,569)	6,612,026

Non-current assets
Trade receivables	~~W~~	201,800	(1,299)	(11,129)	189,372
Other receivables		1,591,948	(97,708)	(10,673)	1,483,567

Total	~~W~~	1,793,748	(99,007)	(21,802)	1,672,939

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	3,309,177	(378,327)	(9,011)	2,921,839
Other receivables		3,335,066	(107,653)	(1,796)	3,225,617

Total	~~W~~	6,644,243	(485,980)	(10,807)	6,147,456

Non-current assets
Trade receivables	~~W~~	260,154	(1,299)	(14,977)	243,878
Other receivables		1,405,923	(96,941)	(12,133)	1,296,849

Total	~~W~~	1,666,077	(98,240)	(27,110)	1,540,727

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Details of other receivables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Loans	~~W~~	61,580	42,413
Receivables [1]		2,992,462	2,913,728
Accrued income		97,181	40,950
Refundable deposits		253,721	264,054
Loans receivable		1,406,377	1,209,887
Finance lease receivables		198,241	202,372
Others		63,051	53,656
Less: Provision for impairment		(203,144)	(204,594)

Total	~~W~~	4,869,469	4,522,466

[1]	As of March 31, 2025, credit sales asset of ~~W~~ 2,189,444 million (December 31, 2024: ~~W~~ 1,970,895 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of March 31, 2025.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,041,078	962,653
Financial assets at fair value through profits or loss [1,2]		1,082,702	1,029,926
Financial assets at fair value through other comprehensive income		1,658,876	1,665,368
Derivatives used for hedging		464,212	445,471
Less: Non-current		(2,764,004)	(2,759,170)

Current	~~W~~	1,482,864	1,344,248

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	954,158	942,135
Financial liabilities at FVTPL		123,169	132,011
Derivatives used for hedging		14	3
Less: Non-current		(725,976)	(722,517)

Current	~~W~~	351,365	351,632

[1]

As of March 31, 2025, the Group’s financial instruments amount to ~~W~~ 106,508 million (December 31, 2024: ~~W~~ 97,913 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of March 31, 2025, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 10,618 million (December 31, 2024: ~~W~~ 10,511 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 15).
[4]	The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 15).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Equity instruments (Listed)	~~W~~	6,394	5,620
Equity instruments (Unlisted)		51,816	47,227
Debt instruments		1,024,044	971,805
Derivatives held for trading		448	5,274

Total		1,082,702	1,029,926
Less: Non-current		(811,387)	(826,708)

Current	~~W~~	271,315	203,218

2)	The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of March 31, 2025.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Equity instruments (Listed)	~~W~~	1,312,528	1,317,458
Equity instruments (Unlisted)		340,089	341,753
Debt instruments		6,259	6,157

Total		1,658,876	1,665,368
Less: Non-current		(1,658,876)	(1,665,368)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	Derivatives used for Hedging

1)	Details of valuation of derivatives used for hedging as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities
Interest rate swap	~~W~~	—	14	352	3
Currency swap [1]		464,212	—	445,119	—

Total		464,212	14	445,471	3
Less: Non-current		(279,806)	(14)	(261,719)	—

Current	~~W~~	184,406	—	183,752	3

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2)	Details of valuation gains and losses on the derivative instruments for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Interest rate swap	~~W~~	10	—	(373)	18	—	858
Currency swap		7,584	8,561	20,069	116,388	93	(6,280)

Total	~~W~~	7,594	8,561	19,696	116,406	93	(5,422)

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 18,622 million as other comprehensive income for the year ended March 31, 2025 (for the three-month period ended March 31, 2024: ~~W~~ 110,629 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 341 million as current profit or loss for the year ended March 31, 2025 (for the three-month period ended March 31, 2024: ~~W~~ 804 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 1,074 million for the year ended March 31, 2025 (for the three-month period ended March 31, 2024: valuation gains of ~~W~~ 116,052 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Derivatives held for trading [1]	~~W~~	123,169	132,011

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the three-month period ended March 31, 2025. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	8,461	—	11,048	—

7.	Inventories

Inventories as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	March 31, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	901,507	(75,814)	825,693	1,003,127	(99,517)	903,610
Others		28,715	(524)	28,191	37,123	(524)	36,599

Total	~~W~~	930,222	(76,338)	853,884	1,040,250	(100,041)	940,209

Cost of inventories recognized as expenses for the three-month period ended March 31, 2025 amounts to ~~W~~ 943,415 million (for the three-month period ended March 31, 2024: ~~W~~ 924,958 million) and reversal valuation loss on inventory amounts to ~~W~~ 23,703 million for the three-month period ended March 31, 2025 (for the three-month period ended March 31, 2024: ~~W~~ 19,476 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

8.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Other assets
Advance payments	~~W~~	230,974	217,679
Prepaid expenses		280,465	170,544
Contract cost		1,787,555	1,738,164
Contract assets		806,274	800,806
Others		56,164	18,929
Less: Non-current		(786,223)	(843,991)

Current	~~W~~	2,375,209	2,102,131

Other liabilities
Advances received [1]	~~W~~	1,005,109	1,151,499
Withholdings		147,934	154,355
Unearned revenue [1]		41,893	38,327
Lease liabilities		1,058,786	1,059,453
Contract liabilities		292,448	273,320
Others		21,266	31,203
Less: Non-current		(778,306)	(782,520)

Current	~~W~~	1,789,130	1,925,637

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	14,825,814	14,872,079
Acquisition and capital expenditure		393,227	440,801
Disposal and termination		(33,677)	(17,625)
Depreciation		(709,846)	(701,279)
Transfer from (to) investment properties		(7,748)	5,805
Changes in consolidation scope		(2,930)	—
Others [1]		(66,700)	(14,059)

Ending, net	~~W~~	14,398,140	14,585,722

[1]	Amounts include transfers to intangible assets.

(2)	Changes in investment properties for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	2,299,616	2,198,135
Acquisition and capital expenditure		564,195	9,962
Disposal		—	(1,772)
Depreciation		(18,171)	(13,851)
Transfer from (to) property, plant and equipment		7,748	(5,805)
Changes in consolidation		(3,430)	—
Others		3,437	(265)

Ending, net	~~W~~	2,853,395	2,186,404

As of March 31, 2025, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 114,251 million for one year or less, ~~W~~ 123,502 million for more than one year and less than five years, ~~W~~ 9,903 million for over five years, and ~~W~~ 247,656 million in total.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Changes in intangible assets for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,862,740	2,533,861
Acquisition and capital expenditure [1]		95,928	39,260
Disposal and termination		(2,540)	(7,496)
Amortization		(150,238)	(170,080)
Impairment		—	(22)
Changes in consolidation scope		(2,471)	—
Others		(7,432)	10,856

Ending, net	~~W~~	1,795,987	2,406,379

[1]	Amounts include transfers from property and equipment.

(4)

The carrying amount of intangible assets with indefinite useful lives, including membership rights (except for goodwill), that are not subject to amortization, is ~~W~~ 203,492 million as of March 31, 2025 (December 31, 2024: ~~W~~ 203,227 million).

(5)	Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As of March 31, 2025, the goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
kt HCN Co., Ltd. (formerly. HCN Co., Ltd.)		2,674
KT GENIE Music Corporation (formerly. GENIE Music Corporation)		38,258
kt Millie Seojae (formerly. Millie Seojae)		54,725
PlayD Co., Ltd.		26,262
KT Telecop Co., Ltd.		15,418
KT MOS Bukbu Co., Ltd. and others		30,101

Total	~~W~~	273,729

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of March 31, 2025 and December 31, 2024, are as follows:

	Percentage of ownership (%)		Location	Closing month
	March 31, 2025	December 31, 2024
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary shares as of March 31, 2025, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	191,125	—	97	—	191,222
K Bank Inc.		917,641	—	2,347	943	920,931
HD Hyundai Robotics Co., Ltd.		45,830	—	(465)	141	45,506
Megazone Cloud Corporation		130,773	—	(2,403)	669	129,039
IGIS No. 468-1 General Private Real Estate Investment Company		23,374	—	(3)	—	23,371
KT-DSC Creative Economy Youth Start-up Investment Fund		15,951	—	1,170	3	17,124
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		9,727	—	(476)	—	9,251
Others [1]		227,811	8,935	(6,352)	543	230,937

Total	~~W~~	1,562,232	8,935	(6,085)	2,299	1,567,381

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	43	—	177,097
K Bank Inc.		872,881	—	16,233	859	889,973
HD Hyundai Robotics Co., Ltd.		47,734	—	142	(112)	47,764
Megazone Cloud Corporation		131,694	—	(764)	719	131,649
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(3)	—	23,481
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	—	(362)	—	24,755
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(751)	—	11,191
LS Marine Solution Co., Ltd.		23,492	—	(137)	(312)	23,043
Others [1]		243,491	4,600	(5,446)	(109)	242,536

Total	~~W~~	1,556,889	4,600	8,955	1,045	1,571,489

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the three-months period ended March 31, 2025 amount to ~~W~~ 156 million (three-month period ended March 31, 2024: net gain of ~~W~~ 144 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)

Summarized statements of financial position of the major associates and joint ventures as of March 31, 2025 and December 31, 2024 and summarized statements of profit or loss for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	573,668	—	—	292
K Bank Inc.		30,394,060	28,378,674	323,501	16,118
HD Hyundai Robotics Co., Ltd.		359,462	111,911	54,460	(4,656)
Megazone Cloud Corporation		1,381,172	813,456	477,609	(638)
IGIS No. 468-1 General Private Real Estate Investment Company		52,357	6	1	(8)
KT-DSC Creative Economy Youth Start-up Investment Fund		60,327	404	2,575	2,430
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		181,673	140,122	—	(112)

(In millions of Korean won)	December 31, 2024			March 31, 2024
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	573,376	—	—	127
K Bank Inc		31,191,682	29,187,152	281,717	49,293
HD Hyundai Robotics Co., Ltd.		356,541	105,722	46,769	1,397
Megazone Cloud Corporation		1,456,061	860,488	428,618	182
IGIS No. 468-1 General Private Real Estate Investment Company		52,370	11	1	(7)
KT-DSC Creative Economy Youth Start-up Investment Fund		56,231	404	2	(1,269)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		175,328	133,665	—	(86)

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,628 million for the three-month period March 31, 2025 (three-month period ended March 31, 2024: ~~W~~ 85 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of March 31, 2025, is ~~W~~ 8,894 million (December 31, 2024: ~~W~~ 7,942 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	865,080	1,036,707
Other payables		6,087,459	6,358,084

Total	~~W~~	6,952,539	7,394,791

Non-current liabilities
Trade payables		914	1,035
Other payables	~~W~~	371,485	577,374

Total	~~W~~	372,399	578,409

(2)	Details of other payables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Non-trade payables [1]	~~W~~	3,919,695	4,578,424
Accrued expenses		1,433,872	1,293,627
Operating deposits		859,151	833,482
Others		246,226	229,925
Less: non-current		(371,485)	(577,374)

Current	~~W~~	6,087,459	6,358,084

[1]	As of March 31, 2025, credit sale liabilities amounting to ~~W~~ 1,726,230 million (December 31, 2024: ~~W~~ 1,612,495 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of March 31, 2025 and December 31, 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	146,650	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		586,600	USD 400,000		588,000
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		586,600	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		439,950	USD 300,000		441,000
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		733,250	USD 500,000		735,000
MTNP notes	Feb. 02, 2028	4.125%	USD 500,000		733,250	USD 500,000		735,000
MTNP notes	Mar. 05, 2027	1.217%	JPY 23,300,000		228,750	—		—
MTNP notes	Mar. 07, 2028	1.367%	JPY 6,700,000		65,778	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	—	—		—	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		120,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	—	130,000	—	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	—	70,000	—	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1nd unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	50,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	—	—	—	—	40,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	—	—	—	—	20,000
The 156-1st Won-denominated unsecured bond	Mar. 25, 2025	—	—	—	—	60,000
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	—	—	—	—	50,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	4.310%	—	40,000	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	4.332%	—	10,000	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	4.332%	—	40,000	—	40,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	—	—	—	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	—	—	—	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	3.687%	—	40,000	—	40,000
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—	70,000	—	70,000
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—	40,000	—	40,000
The 169th Won-denominated unsecured bond	Apr. 04, 2025	3.671%	—	50,000	—	50,000
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—	50,000	—	50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—	20,000	—	20,000
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—	60,000	—	60,000
The 172-1st Won-denominated unsecured bond	Mar. 06, 2026	3.514%	—	10,000	—	10,000
The 172-2nd Won-denominated unsecured bond	Mar. 09, 2026	3.514%	—	40,000	—	40,000
The 172-3rd Won-denominated unsecured bond	Sep. 09, 2026	3.474%	—	30,000	—	30,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—	60,000	—	60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—	50,000	—	50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—	40,000	—	40,000
The 174th Won-denominated unsecured bond	Nov. 10, 2025	3.339%	—	60,000	—	60,000
The 175-1st Won-denominated unsecured bond	Dec. 10, 2025	3.169%	—	50,000	—	50,000
The 175-2nd Won-denominated unsecured bond	Dec. 10, 2027	3.101%	—	50,000	—	50,000
The 176th Won-denominated unsecured bond	Dec. 18, 2026	3.134%	—	70,000	—	70,000
The 177-1st Won-denominated unsecured bond	Jul. 09, 2027	3.097%	—	70,000	—	—
The 177-2nd Won-denominated unsecured bond	Jul. 12, 2027	3.097%	—	70,000	—	—
The 177-3rd Won-denominated unsecured bond	Jan. 09, 2029	3.115%	—	30,000	—	—
The 177-4th Won-denominated unsecured bond	Jan. 09, 2030	3.140%	—	40,000	—	—
The 178-1st Won-denominated unsecured bond	Feb. 28, 2029	3.026%	—	50,000	—	—
The 178-2nd Won-denominated unsecured bond	Feb. 28, 2030	3.087%	—	30,000	—	—
The 179-1st Won-denominated unsecured bond	Sep. 23, 2027	3.013%	—	10,000	—	—
The 179-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.013%	—	40,000	—	—
The 179-3rd Won-denominated unsecured bond	Mar. 24, 2028	3.038%	—	50,000	—	—
The 179-4th Won-denominated unsecured bond	Mar. 25, 2030	3.126%	—	20,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 179-5th Won-denominated unsecured bond	Sep. 25, 2030	3.178%	—		20,000	—		—

Subtotal					9,060,828			9,154,000

Less: Current portion					(2,872,327)			(3,073,474)

Discount on bonds					(22,252)			(24,177)

Total				~~W~~	6,166,249		~~W~~	6,056,349

[1]

As of March 31, 2025, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2]	The CMS (10Y) is approximately 2.630%, as of March 31, 2025.

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	March 31, 2025		December 31, 2024
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	—	~~W~~	—	8,000
Redemption premium					—	2,267
Conversion rights adjustment					—	(580)

Subtotal					—	9,687
Less: Current portion					—	(9,687)

Total				~~W~~	—	—

[1]	Convertible bond was fully redeemed for the three-month period ended March 31, 2025.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	March 31, 2025			December 31, 2024
			Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank [1]
		5.430%	—	~~W~~	5,000	—	~~W~~	5,000
		5.840%	—		2,000	—		—
		—	—		—	—		79,090
		CD(91D)+0.800%~CD(91D)+1.800%	—		86,900	—		16,900
		FB(6M)+2.850%~ FB(6M)+2.860%	—		8,990	—		—
		Term SOFR(3M)+1.580%	USD 35,000		51,328	—		—
	Woori Bank [1]	4.230%~4.280%	—		48,000	—		48,000
		4.620%	—		20,000	—		20,000
		—	—		—	—		3,950
		FB(1Y)+0.730%	—		70,000	—		70,000
	Korea Development Bank [1]	4.680%	—		17,000	—		35,000
		KDB Bond(1Y)+2.640%	—		8,000	—		—
	Industrial Bank of Korea	4.340%	—		6,000	—		6,000
	Hana Bank [1]	FB(6M)+1.988%	—		5,000	—		—
	KB SECURITIES	3.630%	—		120,000	—		120,000
	NongHyup Bank [1]	—	—		—	—		14,200
		MOR(6M)+1.770%	—		1,000	—		—
	Standard Chartered Bank Korea [1]	CD(91D)+0.750%	—		32,000	—		32,000
	Korea Investment & Securities	3.130%	—		70,000	—		—
	Kiwoom Securities	3.130%	—		10,000	—		—
	Shinhan Investment & Securities	2.940%	—		97,465	—		—
	BCA	8.500%	IDR 692,024		61	—		—

Total				~~W~~	658,744		~~W~~	450,140

[1]	As of March 31, 2025, CD(91D), Financial Bond (6M), Term SOFR(3M), Financial Bond (1Y), KDB bond (1Y), and MOR (6M) were approximately 2.840%, 2.853%, 4.288%, 2.842%, 2.807% and 2.850%, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			March 31, 2025				December 31, 2024
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.00%		—	~~W~~	740		—	~~W~~	987
CA-CIB	General loans	3.020%~3.820%		—		200,000		—		100,000
JPM	General loans	—		—		—		—		100,000
DBS	General loans	2.980%~3.820%		—		200,000		—		100,000
Shinhan Bank	General loans	4.090%		—		100,000		—		100,000
	General loans[2]	Term SOFR(3M)+1.300%	USD	21,127		30,982	USD	21,127		31,056
	General loans [2]	Term SOFR(3M)+1.700%	USD	8,910		13,067	USD	8,910		13,098
	General loans [3]	4.490%		—		62,398		—		62,398
	General loans	—		—		—	USD	35,000		51,450
Woori Bank	General loans [2]	EURIBOR(3M)+0.950%	EUR	6,900		10,956	EUR	6,900		10,548
	PF loans [2]	CD(91D)+1.750%		—		25,526		—		—
	General loans	—		—		—		—		26,526
Hi Investment & Securities	CP	2.302%		—		95,912		—		95,321
Korea Investment & Securities	CP	3.622%		—		79,702		—		78,933
Korea Development Bank	General loans	4.740%~4.960%		—		33,000		—		33,000
KDB Bank Uzbekistan	loans [4]	23.000%	UZS	45,017,739		4,952	UZS	45,448,426		4,999
	loans [4]	10.300%	USD	5,400		7,738	USD	5,400		7,725
NH Jayang	PF loans	—		—		—		—		8,366
Kyobo Life Insurance	PF loans	—		—		—		—		44,385
Standard Chartered Bank Korea	PF loans	—		—		—		—		29,590
	PF loans	4.700%		—		65,000		—		—
Samsung Life Insurance	PF loans	—		—		—		—		24,658
Kookmin Bank	General loans	4.750%		—		8,000		—		8,000
NongHyup Bank	PF loans	4.700%		—		170,000		—		—
Korea Investment Capital	PF loans	8.000%		—		8,500		—		—
Korea Investment Savings Bank	PF loans	8.000%		—		1,500		—		—
DHG 1st	PF loans	10.000%		—		10,000		—		—
Industrial Bank of Korea	PF loans	4.700%		—		65,000		—		—
Hana Bank and others	PF loans	4.700%		—		279,252		—		—

Subtotal						1,472,225				931,040
Less: Current portion						(118,018)				(371,451)

Total					~~W~~	1,354,207			~~W~~	559,589

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 2.336%, 4.288%, 2.840% respectively, as of March 31, 2025.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.
[4]	The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of March 31, 2025, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Apr. 1, 2025 ~ Mar. 31, 2026	~~W~~	1,555,000	1,319,850	2,874,850	701,382	75,380	776,762	3,651,612
Apr. 1, 2026 ~ Mar. 31, 2027		770,000	1,255,300	2,025,300	919,010	30,982	949,992	2,975,292
Apr. 1, 2027 ~ Mar. 31, 2028		1,210,000	799,028	2,009,028	342,599	4,230	346,829	2,355,857
Apr. 1, 2028 ~ Mar. 31, 2029		455,000	—	455,000	15,600	4,230	19,830	474,830
After Apr. 1, 2029		1,550,000	146,650	1,696,650	33,326	4,230	37,556	1,734,206

Total	~~W~~	5,540,000	3,520,828	9,060,828	2,011,917	119,052	2,130,969	11,191,797

13.	Provisions

Changes in provisions the three-month period ended March 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,690	141,761	60,956	224,407
Increase (transfer)		27	1,607	8,949	10,583
Usage		(27)	(758)	(7,673)	(8,458)
Reversal		—	(157)	(265)	(422)
Others		—	11	—	11

Ending balance	~~W~~	21,690	142,464	61,967	226,121

Less: Current	~~W~~	(21,690)	(32,591)	(60,165)	(114,446)
Non-current		—	109,873	1,802	111,675

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		—	226	2,135	2,361
Usage		(2,145)	(301)	(2,075)	(4,521)
Reversal		(3,009)	(355)	(463)	(3,827)

Ending balance	~~W~~	24,553	132,729	58,954	216,236

Less: Current	~~W~~	(24,498)	(25,222)	(58,855)	(108,575)
Non-current		55	107,507	99	107,661

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of March 31, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	2,288,205	2,232,898
Fair value of plan assets		(2,136,691)	(2,153,792)

Liabilities	~~W~~	181,693	128,457

Assets	~~W~~	30,179	49,351

(2)	Changes in the defined benefit obligations for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,232,898	2,365,793
Current service cost		57,056	55,015
Interest expense		16,408	20,948
Benefit paid		(27,072)	(35,330)
Remeasurements on defined benefit obligations:		11,186	2,141
Changes in scope of consolidation		(4,636)	—
Others		2,365	(19)

Ending	~~W~~	2,288,205	2,408,548

(3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,153,792	2,462,925
Interest income		16,794	22,766
Remeasurements on plan assets:		596	879
Employer contributions		1,311	—
Benefits paid		(29,672)	(39,293)
Changes in scope of consolidation		(5,588)	—
Others		(542)	744

Ending	~~W~~	2,136,691	2,448,021

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	Amounts recognized in the consolidated statement of profit or loss for the three-month period ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	57,056	55,015
Net interest income		(386)	(1,818)
Transfer out		(3,383)	(3,710)

Total expenses	~~W~~	53,287	49,487

15.	Commitments and Contingencies

(1)	As of March 31, 2025, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	~~W~~374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	740
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	541,650	29,630
Plus electronic notes payable	Industrial Bank of Korea	50,000	110
Working capital loan	Korea Development Bank and others	1,562,440	282,890
	Shinhan Bank	USD 65,037	USD 65,037
	Woori Bank	EUR 6,900	EUR 6,900
Facility loans	Shinhan Bank and others	794,000	667,924
Derivatives transaction limit	Korea Development Bank and others	USD 2,120,000	USD 2,120,000
	Shinhan Bank and others	JPY 30,000,000	JPY 30,000,000

Total	KRW	3,363,030	983,026
	USD	2,185,037	2,185,037
	EUR	6,900	6,900
	JPY	30,000,000	30,000,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	As of March 31, 2025, guarantees received from financial institutions and others are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit

Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	2,900
	Comprehensive credit line and others	USD 10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Shinhan Bank	Guarantee for payment in Korean currency	710
	Refund guarantee for advances received	USD 21,800
	Guarantee for payment in foreign currency	USD 77,043
	Corporate card issuance guarantee	VND 231,830
Woori Bank	Guarantee for payment in Korean currency	100
	Guarantee for payment in foreign currency	USD 7,000
	Performance guarantee and others	USD 270
	Guarantee for payment in foreign currency	EUR 6,900
HSBC	Guarantees for depositions	USD 811
Seoul Guarantee Insurance Company	Performance guarantee and others	414,441
Korea Software Financial Cooperative	Performance guarantee and others	1,585,679
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135
Korea Housing Finance Corporation	Performance guarantee and others	25,526
Korea Housing & Urban Guarantee Corporation[1]	Performance guarantee and others	693,902
Information & Communication Financial Cooperative	Performance guarantee and others	834,978

Total	KRW	3,562,371
	USD	120,410
	EUR	6,900
	VND	231,830

[1]	Inventory assets (~~W~~ 386,036 million) and investment properties (~~W~~ 541,114 million) are provided as collateral with commitment respectively, as of March 31, 2025.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	As of March 31, 2025, guarantees provided by the Group to third parties are as follows:

(In millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period

KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	227	Aug. 5, 2022 ~ Feb. 28, 2025
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.)	Stockholders Association Members	Korea Securities Finance Corp	414	247	—

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of March 31, 2025, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million.

(5)

For the three-month period ended March 31, 2025, the Group entered into agreements with the Securitization Specialty Companies (2025: First 5G 79th Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)

As of March 31, 2025, the Group is a defendant in 165 lawsuits with a total claimed amount of ~~W~~ 140,006 million (as of December 31, 2024: ~~W~~ 141,941 million). As of March 31, 2025, litigation provisions of ~~W~~ 21,690 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of March 31, 2025 (Note 13).

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of March 31, 2025, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(9)	As of March 31, 2025, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ~~W~~ 352,743 million (as of December 31, 2024: ~~W~~ 350,949 million).

(10)	As of March 31, 2025, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 6).

(12)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of March 31, 2025, remaining amounts of USD 32,900 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(13)

The Group has an amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(14)

The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(15)

The Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(16)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(17)	As of March 31, 2025, the Group is in the progress of exercising a put option under the shareholders’ agreement with the Rwandan government.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(18)	Details of properties and equipment and investment properties provided as collateral as of March 31, 2025 and December 31, 2024, are as follows:

(in millions of Korean won)	March 31, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	1,193,560	852,294	Borrowings	670,416	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank and others
Land and buildings		541,890	68,045	Deposits received	57,987	leaseholder

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		541,351	68,019	Deposits received	58,062	leaseholder

(19)

The Group has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of March 31, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 11,245 million (as of December 31, 2024: ~~W~~ 16,081 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ~~W~~ 2,867 million (as of December 31, 2024: ~~W~~ 9,746 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Right-of-use assets
Property and building	~~W~~	937,771	950,940
Machinery and communication line facilities		116,118	103,672
Others		157,985	158,158

Total	~~W~~	1,211,874	1,212,770

(In millions of Korean won)	March 31, 2025		December 31, 2024
Lease liabilities[1]
Current	~~W~~	362,161	349,264
Non-current		696,625	710,189

Total	~~W~~	1,058,786	1,059,453

[1]	Included in the line item other current liabilities and other non-current liabilities in the consolidated statements of financial position (Note 8).

For the three-month periods ended March 31, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 105,804 million and ~~W~~ 46,479 million, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the three-month period March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	78,822	74,733
Machinery and communication line facilities		6,337	6,551
Others		19,338	21,622

Total	~~W~~	104,497	102,906

Interest expense relating to lease liabilities	~~W~~	9,701	12,969
Expense relating to short-term leases		3,493	2,144
Expense relating to leases of low-value assets that are not short-term leases		6,132	5,132
Expense relating to variable lease payments not included in lease liabilities		3,346	4,576

The total cash outflow for leases for the three-month periods ended March 31, 2025 and 2024, is ~~W~~ 118,636 million and ~~W~~ 121,034 million, respectively.

17.	Retained Earnings

Details of retained earnings as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		8,763,832	8,346,165

Total	~~W~~	14,197,443	13,779,776

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

18.	Other Components of Equity

(1)	The Group’s other components of equity, as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Treasury stock	~~W~~	(262,407)	(215,210)
Gain on disposal of treasury stock		2,919	2,862
Share-based compensation		8,869	7,106
Equity transactions within consolidated entities [1]		(426,220)	(432,318)

Total	~~W~~	(676,839)	(637,560)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of March 31, 2025 and December 31, 2024, the details of treasury stock, are as follows:

	March 31, 2025		December 31, 2024
Number of shares (in shares)		7,148,677	6,188,739
Amount (in millions of Korean won)	~~W~~	262,407	215,210

Treasury stock held as of March 31, 2025, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for the three-month periods ended March 31, 2025 and 2024:

(In millions of Korean won)	2025		2024
Revenue from contracts with customers	~~W~~	6,785,075	6,597,842
Revenue from other sources		60,042	56,732

Total	~~W~~	6,845,117	6,654,574

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Operating revenues for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Services provided	~~W~~	5,700,395	5,722,650
Sales of goods		1,144,722	931,924

Total	~~W~~	6,845,117	6,654,574

Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Contract assets [1]	~~W~~	956,739	977,514
Contract liabilities [1]		951,471	1,089,146
Deferred revenue [2]		92,995	87,209

[1]

The Group recognized contract assets of ~~W~~ 150,465 million and contract liabilities of ~~W~~ 659,023 million for long-term construction contracts as of March 31, 2025 (December 31, 2024: contract assets of ~~W~~ 176,708 million and contract liabilities of ~~W~~ 815,826 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Incremental costs of obtaining a contract	~~W~~	1,714,983	1,666,042
Cost of contract performance		72,572	72,122

Total	~~W~~	1,787,555	1,738,164

As of March 31, 2025, the Group recognized ~~W~~ 431,336 million (three-month period ended March 31, 2024: ~~W~~ 431,034 million) of operating expenses related to contract cost assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(5)	For the three-month periods ended March 31, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows:

(In millions of Korean won)	2025		2024
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	63,915	68,560
Deferred revenue of joining/installment fees		12,485	11,869

Total	~~W~~	76,400	80,429

20.	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Employee benefit cost	~~W~~	1,121,835	1,100,923
Depreciation		715,828	703,836
Depreciation of right-of-use assets		104,497	102,906
Amortization of intangible assets		148,351	166,943
Commissions		394,628	353,008
Interconnection charges		97,365	109,926
International interconnection fees		30,940	36,860
Purchase of inventories		833,388	892,357
Changes of inventories		86,324	13,124
Sales commissions		568,686	566,370
Service cost		600,399	562,041
Utilities		136,783	134,371
Taxes and dues		64,441	65,291
Rent		39,123	37,138
Insurance premium		17,150	18,137
Installation fee		45,839	37,831
Advertising expenses		32,250	32,055
Research and development expenses		61,413	51,034
Card service costs		672,645	741,902
Others		384,461	422,021

Total	~~W~~	6,156,346	6,148,074

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Details of employee benefits for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Salaries & Wages	~~W~~	1,036,195	1,019,719
Post-employment benefits (defined benefit plan)		53,287	49,487
Post-employment benefits (defined contribution plan)		20,722	21,529
Share-based payment		2,340	2,919
Others		9,291	7,269

Total	~~W~~	1,121,835	1,100,923

21.	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Gain on disposal of property and equipment and investment properties	~~W~~	9,832	17,317
Gain on disposal of intangible assets		1,641	112
Gain on disposal of right-of-use assets		939	291
Compensation on impairment of property and equipment		17,566	30,085
Income from government subsidies		45	9,351
Gain on disposal of investments in associates		7,481	—
Gain on disposal of subsidiaries		10,156	—
Others		17,702	15,682

Total	~~W~~	65,362	72,838

(2)	Other expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Loss on disposal of properties and equipment	~~W~~	14,548	15,644
Loss on disposal of intangible assets		1,868	6,095
Loss on disposal of right-of-use assets		907	294
Loss on disposal of subsidiaries		403	—
Donations		3,731	3,753
Other allowance for bad debts		4,452	9,905
Others		11,901	34,681

Total	~~W~~	37,810	70,372

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

22.	Financial Income and Costs

(1)	Details of finance income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Interest income	~~W~~	66,266	77,747
Gain on foreign currency transactions		4,894	2,797
Gain on foreign currency translation		11,040	4,443
Gain on derivatives transactions		76	—
Gain on valuation of derivatives		16,495	129,544
Dividend income		28,803	31,046
Others		520	4,699

Total	~~W~~	128,094	250,276

(2)	Details of finance costs for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Interest expenses	~~W~~	93,083	103,824
Loss on foreign currency transactions		2,502	2,246
Loss on foreign currency translation		12,447	129,538
Loss on derivatives transactions		4,742	—
Loss on valuation of derivatives		8,561	93
Loss on disposal of trade receivables		1,015	362
Loss on valuation of financial instruments		138	760
Others		1,871	3,669

Total	~~W~~	124,359	240,492

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2025, is 20.4%

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

24.	Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2025		2024
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	539,569	375,274
Weighted average number of ordinary shares outstanding (in number of shares)		245,753,391	246,230,512

Basic earnings per share (in Korean won)	~~W~~	2,196	1,524

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2025		2024
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	539,569	375,274
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(257)	(99)
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	539,312	375,175
Number of dilutive potential ordinary shares Outstanding [1] (in number of shares)		101,557	134,369
Weighted average number of ordinary shares outstanding (in number of shares)		245,854,948	246,364,881

Diluted earnings per share (in Korean won)	~~W~~	2,194	1,523

[1]	The dilutive potential common shares consist of share-based compensation.

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	566,799	393,003
2. Adjustments for:
Income tax expense		145,031	135,985
Interest income [1]		(93,923)	(103,775)
Interest expense [1]		109,686	117,815
Dividends income [2]		(29,046)	(31,314)
Depreciation		728,017	715,130
Amortization of intangible assets		150,238	170,080
Depreciation of right-of-use assets		104,497	102,906
Provisions for severance benefits (defined benefits)		56,670	53,197
Impairment losses on trade receivables		33,667	47,244
Share of net profit or loss of associates and joint ventures		8,384	(10,382)
Gain on disposal of subsidiaries and associates		(17,234)	—
Gain (loss) on disposal of property, equipment and investment properties		4,716	(1,673)
Gain (loss) on disposal of right-of-use assets		(32)	3
Loss on disposal of intangible assets		227	5,983
Impairment loss on intangible assets		—	22
Loss on foreign currency translation		1,423	125,053
Gain on valuation and settlement of derivatives		(4,294)	(129,469)
Loss on disposal of financial assets at amortized cost		18	1
Gain (loss) on disposal of financial assets at fair value through profit or loss		1,835	(4,465)
Loss on valuation of financial assets at fair value through profit or loss [3]		1,293	680
Others		9,784	51,655
3. Changes in operating assets and liabilities
Increase in trade receivables		(350,836)	(346,449)
Decrease (Increase) in other receivables		(297,319)	144,246
Increase in other current assets		(316,140)	(135,478)
Decrease in other non-current assets		31,614	4,164
Decrease in inventories		141,528	30,780
Decrease in trade payables		(241,380)	(77,085)
Increase (decrease) in other payables		167,629	(207,987)
Increase (decrease) in other current liabilities		(174,918)	103,833
Increase in other non-current liabilities		4,390	1,158
Increase (decrease) in provisions		1,612	(1,448)
Increase (decrease) in deferred revenue		29	(567)
Decrease in plan assets		204,802	158,516
Payment of post-employment benefits (defined benefit)		(220,400)	(142,301)

4. Cash generated from operations (1+2+3)	~~W~~	728,367	1,169,061

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 27,657 million (for the three-month period ended March 31, 2024: ~~W~~ 26,028 million) recognized as operating revenue and interest expense of ~~W~~ 16,603 million (for the three-month periods ended March 31, 2024: ~~W~~ 13,653 million) recognized as operating expense, for the three-month period ended March 31, 2025, are included in the adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 228 million recognized as operating revenue for the three-month period ended March 31, 2025 (three-month period ended March 31, 2024: ~~W~~ 268 million) is included in the adjustment.

[3]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 1,401 million (for the three-month period ended March 31, 2024: net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 154 million) that is recognized as operating revenue and expense, for the three-month period ended March 31, 2025, is included in the adjustment.

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of current portion of borrowings	~~W~~	613,630	1,161,055
Reclassification of construction-in-progress to property and equipment		665,171	374,345
Change of other payables relating to acquisition of property and equipment		(416,484)	(111,505)
Change of other payables relating to acquisition of intangible assets		(274,591)	(279,767)
Reclassification of other payables from net defined benefit liabilities		(17,587)	12,542
Increase in dividend payable		141,408	503,555

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,520,691	646,953	22,990	(4,468)	—	(16,621)	11,169,545
Lease liabilities		1,059,453	(97,790)	138,670	—	20	(41,567)	1,058,786
Derivative liabilities		3	—	—	—	11	—	14
Derivative assets		(445,471)	(3,724)	—	—	(19,444)	4,427	(464,212)

Total	~~W~~	11,134,676	545,439	161,660	(4,468)	(19,413)	(53,761)	11,764,133

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,218,165	(195,023)	—	122,762	—	5,486	10,151,390
Lease liabilities		1,179,909	(97,006)	79,897	—	238	(39,327)	1,123,711
Derivative liabilities		24,547	—	—	93	394	(22,417)	2,617
Derivative assets		(159,211)	—	—	(113,078)	1,700	22,417	(248,172)

Total	~~W~~	11,263,410	(292,029)	79,897	9,777	2,332	(33,841)	11,029,546

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025
	Operating revenues		Operating income	Depreciation and amortization [1]
ICT	~~W~~	4,682,007	400,114	810,484
Finance		825,492	53,517	7,890
Satellite TV		169,597	13,152	11,378
Real estate		133,238	16,099	16,794
Others		2,352,422	176,996	154,487

Subtotal		8,162,756	659,878	1,001,033
Elimination		(1,317,639)	28,893	(32,357)

Consolidated amount	~~W~~	6,845,117	688,771	968,676

[1]	Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(in millions of Korean won)	2024
	Operating revenues		Operating income	Depreciation and amortization [1]
ICT	~~W~~	4,694,828	393,773	805,302
Finance		873,917	32,698	8,494
Satellite TV		177,884	12,962	12,371
Real estate		134,823	17,804	18,180
Others		1,996,008	56,560	151,297

Subtotal		7,877,460	513,797	995,644
Elimination		(1,222,886)	(7,297)	(21,959)

Consolidated amount	~~W~~	6,654,574	506,500	973,685

[1]	Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Operating revenues for the three-month periods ended March 31, 2025 and 2024, and non-current assets as of March 31, 2025 and December 31, 2024, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues			Non-current assets [1]
Location	2025		2024	March 31, 2025	December 31, 2024
Domestic	~~W~~	6,799,776	6,612,419	20,074,129	20,021,125
Overseas		45,341	42,155	185,267	179,815

Total	~~W~~	6,845,117	6,654,574	20,259,396	20,200,940

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

28.	Related Party Transactions

(1)	The list of related party of the Group as of March 31, 2025, is as follows:

Relationship	Name of Entity
Associates and joint ventures	49 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		March 31, 2025
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	1,401	122,253	—	868	—
	Little Big Pictures		235	1,396	—	17	—
	K-Realty 11th Real Estate Investment Trust Company		50	1,283	—	—	2,883
	K-Realty No.3 Real Estate General Private Placement Investment		15,875	—	—	—	—
	Others		4,848	2,645	149	1,535	—
Others	Others		138	192	1	—	—

	Total	~~W~~	22,547	127,769	150	2,420	2,883

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)		December 31, 2024
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	778	147,868	—	83	—
	Little Big Pictures		235	1,396	—	2	—
	K-Realty 11th Real Estate Investment Trust Company		113	1,283	—	—	4,588
	K-Realty No.3 Real Estate General Private Placement Investment		7,911	—	—	—	—
	Others		2,439	1,628	1,302	1,326	—
Others	Others		138	240	1	—	—

	Total	~~W~~	11,614	152,415	1,303	1,411	4,588

(3)	Significant transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	8,509	—	6,094	—	—
	HD Hyundai Robotics Co., Ltd.		19	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		9	50	595	—	—
	K-Realty No.3 Real Estate General Private Placement Investment Company		21,577	81	—	—	—
	Others [2]		6,536	176	12,670	10,533	—
Others	Others		1	—	61	—	—

	Total	~~W~~	36,651	307	19,420	10,533	—

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	6,397	—	4,862	—	—
	HD Hyundai Robotics Co., Ltd.		19	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		9	50	932	—	14
	K-Realty No.3 Real Estate General Private Placement Investment Company		2,422	82	—	—	—
	Others		7,956	174	11,493	—	—
Others	Rebellions Co.,Ltd.		5	—	—	430	—

	Total	~~W~~	16,808	306	17,287	430	14

[1]	The amount of acquisition of property, equipment and others is included.

(In millions of Korean won)		2025				2024
Relationship	Name of Entity	Finance income		Finance costs	Dividend Income	Finance income	Finance costs	Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	665	—	—	2,726	—	—
	K-Realty 11th Real Estate Investment Trust Company		—	26	200	—	60	202
	Others		—	—	85	—	—	287

	Total	~~W~~	665	26	285	2,726	60	489

(4)	Key management compensation for the three-month periods ended March 31, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Sort-term benefits	~~W~~	435	406
Post-employment benefits		70	48
Share-based compensation		183	82

Total	~~W~~	688	536

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(5)	Fund transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	186	—
Others		—	—	1,374

Total	~~W~~	—	186	7,374

[1]	Borrowing transactions include lease transactions.

(In millions of Korean won)	2024
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	5,000
K-Realty 11th Real Estate Investment Trust Company		—	320	—
Others		—	—	(400)
Others
Rebellions Co.,Ltd.		—	—	9,999

Total	~~W~~	—	320	14,599

[1]	Borrowing transactions include lease transactions.

(6)

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of March 31, 2025 the Group has a plan to make an additional investment of ~~W~~ 92,034 million.

(7)	As of March 31, 2025, the limit of the credit card contract provided by the Group to K Bank, Inc. and others is ~~W~~ 1,817 million (December 31, 2024: ~~W~~ 1,447 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,132,996	[1]	3,716,680	[1]
Trade and other receivables
Financial assets at amortized cost [2]		7,823,295	[1]	7,380,901	[1]
Financial assets at fair value through other comprehensive income		273,612	273,612	114,774	114,774
Other financial assets
Financial assets at amortized cost		1,041,078	[1]	962,653	[1]
Financial assets at fair value through profit or loss		1,082,702	1,082,702	1,029,926	1,029,926
Financial assets at fair value through other comprehensive income		1,658,876	1,658,876	1,665,368	1,665,368
Derivative financial assets for hedging		464,212	464,212	445,471	445,471

Total	~~W~~	15,476,771		15,315,773

Financial liabilities
Trade and other payables	~~W~~	6,881,435	[1]	7,214,174	[1]
Borrowings		11,169,545	10,945,802	10,520,690	10,423,619
Other financial liabilities
Financial liabilities at amortized cost		954,158	[1]	942,135	[1]
Financial liabilities at fair value through profit or loss		123,169	123,169	132,011	132,011
Derivative financial liabilities for hedging		14	14	3	3

Total	~~W~~	19,128,321		18,809,013

[1]	The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

•

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	273,612	—	273,612
Other financial assets
Financial assets at fair value through profit or loss		6,394	267,515	808,793	1,082,702
Financial assets at fair value through other comprehensive income		1,311,069	6,613	341,194	1,658,876
Derivative financial assets for hedging		—	464,212	—	464,212

Total	~~W~~	1,317,463	1,011,952	1,149,987	3,479,402

Liabilities
Borrowings	~~W~~	—	10,945,802	—	10,945,802
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	123,169	123,169
Derivative financial liabilities for hedging		—	14	—	14

Total	~~W~~	—	10,945,816	123,169	11,068,985

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		5,620	181,694	842,612	1,029,926
Financial assets at fair value through other comprehensive income		1,317,120	5,418	342,830	1,665,368
Derivative financial assets for hedging		—	445,471	—	445,471

Total	~~W~~	1,322,740	747,357	1,185,442	3,255,539

Liabilities
Borrowings	~~W~~	—	10,423,619	—	10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	132,011	132,011
Derivative financial liabilities for hedging		—	3	—	3

Total	~~W~~	—	10,423,622	132,011	10,555,633

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the three-month periods ended March 31, 2025 and 2024:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	842,612	342,830	132,011
Acquisition		7,369	—	—
Transfer		—	(108)	—
Disposal		(38,946)	(1,157)	(381)
Amount recognized in profit or loss		(2,242)	24	(8,461)
Amount recognized in other comprehensive income		—	(395)	—

Ending balance	~~W~~	808,793	341,194	123,169

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		21,559	—	—
Transfer		(605)	7	22,925
Disposal		(978)	—	—
Amount recognized in profit or loss		1,866	—	(9,504)
Amount recognized in other comprehensive income		—	164	—

Ending balance	~~W~~	790,674	444,197	147,982

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	Valuation Technique

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	273,612	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,076,308	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model, T-F Model
Financial assets at fair value through other comprehensive income		347,807	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		464,212	2	DCF Model
Liabilities
Borrowings		10,945,802	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		123,169	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		14	2	DCF Model

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model, T-F Model
Financial assets at fair value through other comprehensive income		348,248	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		445,471	2	DCF Model
Liabilities
Borrowings		10,423,619	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		132,011	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		3	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

30.	Events After the Reporting Period

The Group has decided on a quarterly dividend at the Board of Directors dated April 15, 2025 and the details are as follows.

Type	Details
Dividend per share	~~W~~ 600 (Total dividend: ~~W~~ 146,984 million)
Dividend yield	1.2%
Dividend report date	March 31, 2025
Dividend pay date	April 30, 2025

KT Corporation

Separate Interim Financial Statements

March 31, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation

Index

March 31, 2025 and 2024, and December 31, 2024

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 15, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate interim statement of financial position as of March 31, 2025, and the related separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, all expressed in Korean won, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of March 31, 2025, and its financial performance and its cash flows for the three-month periods ended March 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those financial statements in our audit report dated March 13, 2025. The accompanying separate statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited separate statement of financial position above in all material respects.

Seoul, Korea

May 15, 2025

Notice to Readers

This review report is effective as of May 15, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT CORPORATION

Separate Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of Korean won)	Notes	March 31, 2025		December 31, 2024
Assets

Current Assets
Cash and cash equivalents	4,28	~~W~~	1,150,640	~~W~~	1,540,570
Trade and other receivables, net	4,5,28		3,209,502		2,904,846
Other financial assets	4,6,28		315,710		262,547
Inventories, net	7		190,204		224,678
Other current assets	8		2,150,236		1,959,960

Total Current Assets			7,016,292		6,892,601

Non-Current Assets
Trade and other receivables, net	4,5,28		241,107		309,106
Other financial assets	4,6,28		2,184,662		2,175,177
Property and equipment, net	9		11,068,273		11,477,680
Right-of-use assets	16		858,751		896,299
Investment properties, net	9		1,110,761		1,114,379
Intangible assets, net	9		1,058,209		1,104,680
Investments in subsidiaries, associates and joint ventures	10		4,832,116		4,831,186
Other non-current assets	8		670,803		727,772

Total Non-Current Assets			22,024,682		22,636,279

Total Assets		~~W~~	29,040,974	~~W~~	29,528,880

3

KT Corporation

Separate Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of Korean won)	Notes	March 31, 2025		December 31, 2024
Liabilities

Current Liabilities
Trade and other payables	4,11,28	~~W~~	3,987,326	~~W~~	4,326,079
Borrowings	4,12,28		2,263,005		2,434,204
Current tax liabilities			136,987		32,057
Provisions	13,15		92,491		90,413
Deferred income	19		49,838		52,257
Other current liabilities	4,8,16		735,721		698,209

Total Current Liabilities			7,265,368		7,633,219

Non-Current Liabilities
Trade and other payables	4,11,28		216,325		479,416
Borrowings	4,12,28		5,417,644		5,437,715
Other financial liabilities	4,6,28		28		28
Net Defined Benefit Liability	14		82,105		51,082
Provisions	13		95,641		96,059
Deferred income	19		132,842		136,382
Deferred tax liabilities			692,864		728,863
Other non-current liabilities	4,8,16		506,520		545,976

Total Non-Current Liabilities			7,143,969		7,475,521

Total Liabilities			14,409,337		15,108,740

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,965,021		11,717,929
Accumulated other comprehensive income			96,259		86,478
Other components of equity	18		(434,400)		(389,024)

Total Equity			14,631,637		14,420,140

Total Liabilities and Equity		~~W~~	29,040,974	~~W~~	29,528,880

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT CORPORATION

Separate Interim Statements of Profit or Loss

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2025		2024
Operating Revenue	19	~~W~~	4,682,007	~~W~~	4,694,828

Operating Expenses	20		4,281,893		4,301,055

Operating Profit			400,114		393,773
Other income	21		64,594		99,867
Other expenses	21		27,589		48,271
Finance income	22		87,893		209,105
Finance costs	22		76,691		188,325

Profit before Income Tax			448,321		466,149
Income tax expense	23		82,944		112,118

Profit for the Period		~~W~~	365,377	~~W~~	354,031

Earnings per share
Basic earnings per share	24	~~W~~	1,487	~~W~~	1,438
Diluted earnings per share	24		1,486		1,437

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT CORPORATION

Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won)	Notes	2025		2024
Profit for the period		~~W~~	365,377	~~W~~	354,031

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit Assets	14		4,610		2,153
Valuation gains(losses) on equity instruments at fair value through other comprehensive income			(5,432)		112,137
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains on cash flow hedges	6		13,881		79,834
Other comprehensive income from cash flow hedges reclassified to profit or loss			1,330		(84,296)

Other comprehensive income (loss) for the period, net of tax			14,389		109,828

Total comprehensive income (loss) for the period		~~W~~	379,766	~~W~~	463,859

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT CORPORATION

Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		354,031		—		—		354,031
Valuation gains on financial assets at fair value through other comprehensive income	6		—		—		(21)		112,158		—		112,137
Remeasurements of net defined benefit assets	14		—		—		2,153		—		—		2,153
Valuation gains (losses) on cash flow hedges	6		—		—		—		(4,462)		—		(4,462)

Total comprehensive income for the period			—		—		356,163		107,696		—		463,859

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)
Retirement of treasury stock			—		—		(27,100)		—		27,100		—
Others			—		—		—		—		1,839		1,839

Subtotal			—		—		(510,070)		—		1,839		(508,231)

Balance as of March 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,390,518	~~W~~	171,925	~~W~~	(568,033)	~~W~~	14,999,167

Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,717,929	~~W~~	86,478	~~W~~	(389,024)	~~W~~	14,420,140
Comprehensive income
Profit for the period			—		—		365,377		—		—		365,377
Valuation gains on financial assets at fair value through other comprehensive income	6		—		—		(2)		(5,430)		—		(5,432)
Remeasurements of net defined benefit assets	14		—		—		4,610		—		—		4,610
Valuation gains (losses) on cash flow hedges	6		—		—		—		15,211		—		15,211

Total comprehensive income for the period			—		—		369,985		9,781		—		379,766

Transactions with owners
Dividends paid			—		—		(122,836)		—		—		(122,836)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(57)		—		57		—
Acquisition of treasury stock			—		—		—		—		(47,197)		(47,197)
Others			—		—		—		—		1,764		1,764

Subtotal			—		—		(122,893)		—		(45,376)		(168,269)

Balance as of March 31, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,965,021	~~W~~	96,259	~~W~~	(434,400)	~~W~~	14,631,637

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT CORPORATION

Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

		Three-Month Periods Ended March 31
(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Cash generated from operations	25	~~W~~	899,443	~~W~~	863,194
Interest paid			(85,666)		(92,451)
Interest received			41,808		50,514
Income tax paid			(7,091)		(1,471)

Net cash inflow from operating activities			848,494		819,786

Cash flows from investing activities
Collection of loans			9,563		9,339
Disposals of financial assets at amortized cost			—		197,569
Disposals of financial assets at fair value through profit or loss			3,009		5,061
Disposals of financial assets at fair value through other comprehensive income			142		1,631
Disposals of investments in subsidiaries, associates and joint ventures			7,096		1,820
Disposals of property and equipment			28,499		18,930
Disposals of intangible assets			2,302		436
Disposals of right-of-use assets			20		76
Loans granted			(5,005)		(5,767)
Acquisitions of current financial assets at amortized cost			(52,803)		—
Acquisitions of financial assets at fair value through profit or loss			(291)		(4,060)
Acquisitions of investments in subsidiaries, associates and joint ventures			(5,800)		(5,000)
Acquisitions of property and equipment			(627,945)		(455,491)
Acquisitions of intangible assets			(277,380)		(273,428)
Acquisitions of right-of-use assets			(38)		(220)

Net cash outflow from investing activities			(918,631)		(509,104)

Cash flows from financing activities
Proceeds from borrowings and debentures			1,090,657		398,700
Repayments of borrowings and debentures			(1,280,247)		(510,247)
Settlement of derivative contracts (outflow)			(3,724)		—
Acquisition of treasury stock			(47,197)		(27,100)
Decrease in lease liabilities			(79,032)		(82,466)

Net cash outflow from financing activities	26		(319,543)		(221,113)

Effect of exchange rate change on cash and cash equivalents			(250)		37

Net increase (decrease) in cash and cash equivalents			(389,930)		89,606
Cash and cash equivalents
Beginning of the period			1,540,570		1,242,005

End of the period		~~W~~	1,150,640	~~W~~	1,331,611

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of March 31,2025, the Korean government does not own any shares in the Controlling Company.

9

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements.

The separate interim financial statements of the Company for the three-month period ended March 31, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with K-IFRS 1027. In order to understand the interim financial statements, the annual financial statements as of December 31, 2024 prepared in accordance with K-IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

- K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

10

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted.

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 10: B74 to use less conclusive language and to clarify that the relationship described in K-IFRS 10: B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101: B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

11

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107: B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

2.3	Accounting Policies

The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

12

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	1,150,640	—	—	—	1,150,640
Trade and other receivables		3,176,997	—	273,612	—	3,450,609
Other financial assets		133,303	453,506	1,452,645	460,918	2,500,372

(In millions of Korean won)	March 31, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables[1]	~~W~~	3,961,012	—	—	—	3,961,012
Borrowings		7,680,649	—	—	—	7,680,649
Other financial liabilities		—	28	—	—	28
Lease liabilities		—	—	—	727,115	727,115

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	1,540,570	—	—	—	1,540,570
Trade and other receivables		3,099,178	—	114,774	—	3,213,952
Other financial assets		80,465	456,224	1,458,891	442,144	2,437,724

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables[1]	~~W~~	4,315,375	—	—	—	4,315,375
Borrowings		7,871,919	—	—	—	7,871,919
Other financial liabilities		—	28	—	—	28
Lease liabilities		—	—	—	759,743	759,743

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

13

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2025 and December 31, 2024, are as follows:

	March 31, 2025
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	3,107,207	(291,189)	(7,712)	2,808,306
Other receivables		437,410	(33,735)	(2,479)	401,196

Total	~~W~~	3,544,617	(324,924)	(10,191)	3,209,502

Non-current assets
Trade receivables	~~W~~	152,371	(927)	(9,328)	142,116
Other receivables		105,506	(362)	(6,153)	98,991

Total	~~W~~	257,877	(1,289)	(15,481)	241,107

	December 31, 2024
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	2,840,837	(290,502)	(8,749)	2,541,586
Other receivables		399,200	(34,376)	(1,564)	363,260

Total	~~W~~	3,240,037	(324,878)	(10,313)	2,904,846

Non-current assets
Trade receivables	~~W~~	221,495	(927)	(14,150)	206,418
Other receivables		109,723	(430)	(6,605)	102,688

Total	~~W~~	331,218	(1,357)	(20,755)	309,106

14

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2) Details of other receivables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Loans	~~W~~	32,581	37,005
Receivables		232,757	246,303
Accrued income		56,487	1,812
Refundable deposits		212,459	215,634
Less: Provision for impairment		(34,097)	(34,806)

Total	~~W~~	500,187	465,948

(3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of March 31, 2025.

(4) The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

15

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Other financial assets
Financial assets at amortized cost [1]	~~W~~	133,303	80,465
Financial assets at fair value through profit or loss [2]		453,506	456,224
Financial assets at fair value through other comprehensive income		1,452,645	1,458,891
Derivatives used for hedging		460,918	442,144
Less: Non-current		(2,184,662)	(2,175,177)

Current	~~W~~	315,710	262,547

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	28	28
Less: Non-current		(28)	(28)

Current	~~W~~	—	—

[1]

As of March 31, 2025, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2024: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of March 31, 2025, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million (December 31, 2024: ~~W~~ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1) Details of financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Debt instruments	~~W~~	453,506	456,224
Less: Non-current		(453,506)	(456,224)

Current	~~W~~	—	—

2)	The maximum exposure to credit risks of debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of March 31, 2025.

16

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Financial Assets at fair value through other comprehensive income

1) Details of financial assets at fair value through other comprehensive income as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Equity instruments (Listed)	~~W~~	1,311,630	1,317,876
Equity instruments (Unlisted)		141,015	141,015
Less: Non-current		(1,452,645)	(1,458,891)

Current	~~W~~	—	—

2) Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1) Details of valuation of derivatives used for hedging as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities

Currency swap [1]	~~W~~	460,918	—	442,144	—
Less: Non-current		(278,508)	—	(260,057)	—

Current	~~W~~	182,410	—	182,087	—

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

17

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]

Currency swap	~~W~~	5,814	7,183	20,144	113,882	93	(6,069)

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 18,706 million as other comprehensive income for the three-month period ended March 31, 2025 (three-month period ended March 31, 2024: ~~W~~ 106,916 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 242 million as current profit or loss for the three-month period ended March 31, 2025 (three-month period ended March 31, 2024: ~~W~~ 804 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 1,438 million for the three-month period ended March 31, 2025 (three-month period ended March 31, 2024: valuation gains of ~~W~~ 112,985 million).

(5)	Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Derivative liabilities held for trading [1]	~~W~~	28	28

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

18

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

7.	Inventories

Inventories as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	March 31, 2025			December 31, 2024
	Acquisition cost	Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount

Merchandise	~~W~~226,581	(36,377)	190,204	285,892	(61,214)	224,678

Cost of inventories recognized as expenses for the three-month period ended March 31, 2025 amounts to ~~W~~ 686,027 million (for the three-month period ended March 31, 2024: ~~W~~ 696,334 million), and reversal valuation loss on inventory amounts to ~~W~~ 24,837 million for the three-month period ended March 31, 2025 (for the three-month period ended March 31, 2024: ~~W~~ 20,048 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024

Other assets
Advance payments	~~W~~	51,216	52,289
Prepaid expenses		188,195	97,714
Contract costs		1,860,445	1,802,221
Contract assets		721,183	735,508
Less: Non-current		(670,803)	(727,772)

Current	~~W~~	2,150,236	1,959,960

Other liabilities
Advances received [1]	~~W~~	216,239	215,354
Withholdings		38,806	25,362
Unearned revenue		4,775	828
Lease liabilities		727,115	759,743
Contract liabilities		255,306	242,898
Less: Non-current		(506,520)	(545,976)

Current	~~W~~	735,721	698,209

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

19

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	11,477,680	11,492,776
Acquisition and capital expenditure		311,361	352,635
Disposal and termination		(31,987)	(15,418)
Depreciation		(615,062)	(598,493)
Transfer to investment properties		(7,730)	(3,045)
Others [1]		(65,989)	(14,172)

Ending, net	~~W~~	11,068,273	11,214,283

[1]	Amounts include transfers to intangible assets.

(2)	Changes in investment properties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,114,379	1,191,592
Depreciation		(11,348)	(11,879)
Transfer from property and equipment		7,730	3,045

Ending, net	~~W~~	1,110,761	1,182,758

(3)

As of March 31, 2025, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 135,374 million for one year or less, ~~W~~ 238,697 million for more than one year and less than five years, ~~W~~ 453,469 million for over five years, and ~~W~~ 827,540 million in total.

(4)	Changes in intangible assets for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,104,680	1,487,848
Acquisition and capital expenditure [1]		70,414	16,136
Disposal and termination		(1,959)	(5,982)
Amortization		(114,926)	(121,746)

Ending, net	~~W~~	1,058,209	1,376,256

[1]	Amounts include transfers from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2024: ~~W~~ 65,057 million) and ~~W~~ 58,086 million (December 31, 2024: ~~W~~ 55,778 million), respectively as of March 31, 2025.

20

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of March 31, 2025 and December 31, 2024, is as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Subsidiaries	~~W~~	4,418,442	4,419,598
Associates and joint ventures		413,674	411,588

Total	~~W~~	4,832,116	4,831,186

1)	Investments in subsidiaries as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2025		December 31, 2024
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,914
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	138,541
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	94.7%		16,898	10,160
KT Strategic Investment Fund No.3	Korea	86.7%		130	130
PlayD Co., Ltd. [2]	Korea	23.5%		20,000	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
KT ES Pte. Ltd.	Singapore	68.8%		16,003	16,003
Altimedia Corporation	Korea	100.0%		22,000	22,000
kt Cloud Co., Ltd.	Korea	92.7%		901,504	901,504
kt netcore. Co., Ltd.	Korea	100.0%		61,000	61,000
kt p&m Co., Ltd.	Korea	100.0%		10,000	10,000
Others				73,396	81,290

Total			~~W~~	4,418,442	4,419,598

21

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

[1]

As of March 31, 2025, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]

As of March 31, 2025, this entity is included in investments in subsidiaries, as kt Nasmedia Co., Ltd. (formerly. Nasmedia, Co., Ltd.) holds 46.9% ownership, while the Company and its subsidiary together hold 70.4% ownership.

2)	Investments in associates and joint ventures as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2025		December 31, 2024
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		2,055	2,055
Others				115,982	113,896

Total			~~W~~	413,674	411,588

[1]

The Company holds less than 20% interest in the investees as of March 31, 2025, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	4,831,186	4,796,606
Acquisition		5,800	5,000
Disposal		(4,870)	(1,820)

Ending	~~W~~	4,832,116	4,799,786

22

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	517,258	517,879
Other payables		3,470,068	3,808,200

Total	~~W~~	3,987,326	4,326,079

Non-current liabilities
Other payables	~~W~~	216,325	479,416

(2)	Details of other payables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Non-trade payable	~~W~~	2,143,348	2,917,086
Accrued expenses		1,077,502	901,219
Operating deposits		370,547	375,105
Others		94,996	94,206
Less: Non-current		(216,325)	(479,416)

Current	~~W~~	3,470,068	3,808,200

23

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of March 31, 2025 and December 31, 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	146,650	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		586,600	USD 400,000		588,000
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		586,600	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		439,950	USD 300,000		441,000
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		733,250	USD 500,000		735,000
MTNP notes	Feb. 2, 2028	4.125%	USD 500,000		733,250	USD 500,000		735,000
MTNP notes	Mar. 5, 2027	1.217%	JPY 23,300,000		228,750	—		—
MTNP notes	Mar. 7, 2028	1.367%	JPY 6,700,000		65,778	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			March 31, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	~~W~~	120,000	—	~~W~~	120,000
The 198-1st Public bond	Jan. 10, 2025	—	—		—	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		80,000
The 201-1st Public bond	Dec. 2, 2027	2.899%	—		130,000	—		130,000
The 201-2nd Public bond	Dec. 2, 2029	2.918%	—		70,000	—		70,000
The 201-3rd Public bond	Dec. 2, 2034	3.057%	—		100,000	—		100,000

	Subtotal				7,200,828			7,494,000
Less: Current portion					(2,262,512)			(2,333,711)
Discount on bonds					(20,919)			(23,068)

	Total			~~W~~	4,917,397		~~W~~	5,137,221

[1]

As of March 31, 2025, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program was terminated in 2007.

25

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	March 31, 2025		December 31, 2024
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	740	987
CA-CIB	Long-term commercial papers	Feb. 26, 2027	3.020%		100,000	—
		May. 28, 2027	3.820%		100,000	100,000
JPM	Long-term commercial papers	Feb. 28, 2025	—		—	100,000
DBS	Long-term commercial papers	Feb. 26, 2027	2.980%		100,000	—
		May. 28, 2027	3.820%		100,000	100,000
Shinhan Bank	Long-term commercial papers	May. 28, 2027	4.090%		100,000	100,000

Subtotal					500,740	400,987
Less: Current portion					(493)	(100,493)

Net				~~W~~	500,247	300,494

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of March 31, 2025, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub-total	Borrowings	Total
Apr. 1, 2025 ~ Mar. 31, 2026	~~W~~	945,000	1,319,850	2,264,850	493	2,265,343
Apr. 1, 2026 ~ Mar. 31, 2027		540,000	1,255,300	1,795,300	200,247	1,995,547
Apr. 1, 2027 ~ Mar. 31, 2028		500,000	799,028	1,299,028	300,000	1,599,028
Apr. 1, 2028 ~ Mar. 31, 2029		345,000	—	345,000	—	345,000
After Apr. 1, 2029		1,350,000	146,650	1,496,650	—	1,496,650

Total	~~W~~	3,680,000	3,520,828	7,200,828	500,740	7,701,568

26

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,590	125,150	39,732	186,472
Increase (transfer)		27	399	7,488	7,914
Usage		(28)	(233)	(5,866)	(6,127)
Reversal		—	(127)	—	(127)

Ending balance	~~W~~	21,589	125,189	41,354	188,132

Less: Current		(21,589)	(31,231)	(39,671)	(92,491)
Non-current		—	93,958	1,683	95,641

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		—	(326)	33	(293)
Usage		(2)	(277)	(125)	(404)
Reversal		(3,000)	(313)	—	(3,313)

Ending balance	~~W~~	22,877	114,831	40,636	178,344

Less: Current		(22,877)	(24,668)	(40,552)	(88,097)
Non-current		—	90,163	84	90,247

27

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statements of financial position as of March 31, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,382,990	1,344,701
Fair value of plan assets		(1,300,885)	(1,293,619)

Liabilities, net	~~W~~	82,105	51,082

(2)	Changes in the defined benefit obligations for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,344,701	1,548,588
Current service cost		25,755	28,088
Interest expense		11,347	15,412
Benefits paid		1,187	(8,337)

Ending	~~W~~	1,382,990	1,583,751

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,293,619	1,609,178
Interest income		11,152	16,042
Remeasurements on plan assets		444	1,019
Benefits paid		(4,330)	(9,060)

Ending	~~W~~	1,300,885	1,617,179

(4)	Amounts recognized in the separate statements of profit or loss for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	25,755	28,088
Net interest expense		195	(630)
Account transfers		(3,467)	(3,613)

Total expenses	~~W~~	22,483	23,845

28

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

15.	Commitments and Contingencies

(1)	As of March 31, 2025, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000	—
Working capital loan	Korea Development Bank and others		1,080,050	100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	740
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000	15,517
Plus electronic notes payable	Industrial Bank of Korea		50,000	110
Derivatives transaction limit	Korea Development Bank and others		USD 2,120,000	USD 2,120,000
	Shinhan Bank and others		JPY 30,000,000	JPY 30,000,000

Total	KRW		1,777,990	118,099
	USD		2,120,000	2,120,000
	JPY		30,000,000	30,000,000

(2)	As of March 31, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line	~~W~~	2,900
			USD 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others		USD 33,806
Kookmin Bank	Guarantee for payment in foreign currency		USD 3,186
Woori Bank	Guarantee for payment in foreign currency		USD 5,000
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,072,995
Information & Communication Financial Cooperative	Advance payment/other guarantee and others		700,000
Seoul Guarantee Insurance Company	Performance guarantee and others		22,902

Total	KRW		1,798,797
	USD		50,692

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of March 31, 2025, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million.

29

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)

For the three-month period ended March 31, 2025, the Company entered into agreements with Securitization Specialty Companies (2025: First 5G 79th Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of March 31, 2025, the Company is a defendant in 110 lawsuits with a total claimed amount of ~~W~~ 124,577 million (as of December 31, 2024: ~~W~~ 124,384 million). As of March 31, 2025, litigation provisions of ~~W~~ 21,589 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of March 31, 2025 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of March 31, 2025, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of March 31, 2025, the contract amount of properties and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 334,188 million (December 31, 2024: ~~W~~ 344,566 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of March 31, 2025, remaining amounts of USD 32,900 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Company has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

30

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(12)

The Company has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS Co., Ltd. and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Company in the future. In relation to this contract, the Company and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price.

(14)

As of March 31, 2025, the Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(15)	As of March 31, 2025, the Company is in the progress of exercising a put option under the shareholders’ agreement with the Rwandan government.

(16)	Details of investment properties provided as collateral as March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	March 31, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	175,786	35,619	Deposit received	29,859	leaseholder

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	177,229	35,573	Deposit received	29,899	leaseholder

(17)

The Company has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Company from the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As of March 31, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 8,566 million (December 31, 2024: ~~W~~ 55,815 million). None of this amount has been received by the supplier from the finance provider. There were no significant non-cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement.

31

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9.

(1)	The separate statements of financial position show the following amounts relating to leases:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Right-of-use assets
Property and buildings	~~W~~	789,161	800,961
Machinery and communication line facilities		53,140	38,977
Others		16,450	56,361

Total	~~W~~	858,751	896,299

(In millions of Korean won)	March 31, 2025		December 31, 2024
Lease liabilities [1]
Current	~~W~~	271,470	259,747
Non-current		455,645	499,996

Total	~~W~~	727,115	759,743

[1]	Included in the line item other current liabilities and non-current liabilities in the separate statements of financial position (Note 8).

For the three-month periods ended March 31, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 83,180 million and ~~W~~ 72,183 million, respectively.

(2)	The separate statements of profit or loss show the following amounts relating to leases:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	73,198	71,049
Machinery and communication line facilities		6,247	6,482
Others		2,529	7,816

Total	~~W~~81,974		85,347

Interest expense relating to lease liabilities		6,110	9,564
Expense relating to Short-term leases		337	958
Expense relating to leases of low-value assets that are not short-term leases		1,564	1,655

The total cash outflow for leases for the three-month periods ended March 31, 2025 and 2024 is ~~W~~ 85,338 million and ~~W~~ 93,901 million, respectively.

32

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

17.	Retained Earnings

Details of retained earnings as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		6,531,410	6,284,318

Total	~~W~~	11,965,021	11,717,929

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

18.	Other Components of Equity

(1)	The Company’s other components of equity as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Treasury stock	~~W~~	(262,407)	(215,210)
Gain(Loss) on disposal of treasury stock		—	(57)
Share-based compensation		8,869	7,106
Other		(180,862)	(180,863)

Total	~~W~~	(434,400)	(389,024)

(2)	As of March 31, 2025 and December 31, 2024, details of treasury stock, are as follows:

	March 31, 2025		December 31, 2024
Number of shares (in shares)		7,148,677	6,188,739
Amount (in millions of Korean won)	~~W~~	262,407	215,210

Treasury stock held as of March 31, 2025, is expected to be used for stock compensation for the Company’s directors, employees, and for other purposes.

33

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2025		2024
Revenue from contracts with customers	~~W~~	4,624,966	4,637,699
Revenue from other sources		57,041	57,129

Total	~~W~~	4,682,007	4,694,828

(2)	Operating revenues for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Services provided	~~W~~	4,044,462	4,040,568
Sales of goods		637,545	654,260

Total	~~W~~	4,682,007	4,694,828

Revenue from services provided is recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Contract assets[1]	~~W~~	875,014	863,884
Contract liabilities[1]		282,926	268,958
Deferred revenue[2]		76,383	74,275

[1]

The Company recognized contract assets of ~~W~~ 153,831 and, contract liabilities of ~~W~~ 27,620 million for long-term construction contracts as of March 31, 2025 (as of December 31, 2024: contract assets and liabilities of ~~W~~ 128,376 million and ~~W~~ 26,060 million, respectively). The Company recognizes contract asset as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

34

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Incremental cost of obtaining a contract	~~W~~	1,707,479	1,650,500
Cost of contract performance		152,966	151,721

Total	~~W~~	1,860,445	1,802,221

As of March 31, 2025, the Company recognized ~~W~~ 461,532 million (three-month period ended March 31, 2024: ~~W~~ 463,295 million) of operating expenses related to contract cost assets.

(5)	For the three-month periods ended March 31, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows:

(In millions of Korean won)	2025		2024
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	52,379	57,680
Deferred revenue of joining/installment fees		11,210	10,610

Total	~~W~~	63,589	68,290

35

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

20.	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Employee benefit cost	~~W~~	460,190	540,720
Depreciation		614,857	600,497
Depreciation of right-of-use assets		81,974	85,347
Depreciation of intangible assets		113,653	119,458
Commissions		541,411	463,869
Interconnection charges		97,365	109,926
International interconnection fees		30,940	36,860
Purchase of inventories		626,716	618,426
Changes of inventories		34,474	57,861
Sales commission		625,476	620,600
Service cost		205,471	199,432
Purchase of contents		174,573	175,266
Utilities		95,197	93,362
Taxes and dues		50,064	51,200
Rent		29,957	27,885
Insurance premium		12,708	14,092
Installation fee		121,059	112,078
Advertising expenses		28,702	24,156
Research and development expenses		80,523	60,071
Allowance for bad debts		11,929	13,152
Others		244,654	276,797

Total	~~W~~	4,281,893	4,301,055

(2)	Details of employee benefits for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Salaries & Wages	~~W~~	424,641	495,882
Post-employment benefits (defined benefit plan)		22,483	23,845
Post-employment benefits (defined contribution plan)		9,503	12,354
Share-based payment		1,763	1,839
Others		1,800	6,800

Total	~~W~~	460,190	540,720

36

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

21.	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Gain on disposal of property and equipment	~~W~~	9,782	17,262
Gain on disposal of right-of-use assets		416	375
Gain on disposal of intangible assets		1,641	99
Compensation on impairment of property and equipment		17,566	30,085
Gain on disposal of investments in subsidiaries, associates and joint ventures		2,225	—
Dividends received		28,083	33,973
Income from government subsidies		45	9,351
Others		4,836	8,722

Total	~~W~~	64,594	99,867

(2)	Other expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Loss on disposal of property and equipment	~~W~~	13,018	13,751
Loss on disposal of right-of-use assets		850	294
Impairment loss on intangible assets		1,298	5,644
Donations		2,660	2,660
Others		9,763	25,922

Total	~~W~~	27,589	48,271

37

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

22.	Financial Income and Costs

(1)	Details of financial income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Interest income	~~W~~	46,600	56,811
Gain on foreign currency transactions		2,525	1,550
Gain on foreign currency translation		6,859	3,179
Gain on valuation of derivatives		5,814	113,882
Dividends income		26,095	29,219
Gain on disposal of financial instruments		—	4,464

Total	~~W~~	87,893	209,105

(2)	Details of financial costs for the three-month periods ended March 31, 2025 and 2024, are as follows:

(in millions of Korean won)	2025		2024
Interest expenses	~~W~~	60,524	67,874
Loss on foreign currency transactions		1,608	1,446
Loss on foreign currency translation		2,620	118,552
Loss on derivative transactions		3,724	—
Loss on valuation of derivatives		7,183	93
Loss on disposal of trade receivables		1,006	360
Loss on disposal of financial instruments		26	—

Total	~~W~~	76,691	188,325

38

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2025, is 18.5%.

24.	Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2025		2024
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	365,377	354,031
Weighted average number of ordinary shares outstanding (In number of shares)		245,753,391	246,230,512

Basic earnings per share (In Korean won)	~~W~~	1,487	1,438

39

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

	2025		2024
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	365,377	354,031
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	365,377	354,031
Number of dilutive potential ordinary shares outstanding (In number of shares)		101,557	134,369
Weighted average number of ordinary shares outstanding (In number of shares)		245,854,948	246,364,881
Diluted earnings per share (in Korean won)	~~W~~	1,486	1,437

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

40

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	365,377	354,031
2. Adjustments for:
Income tax expense		82,944	112,118
Interest income		(46,600)	(56,811)
Interest expense		60,524	68,212
Dividend income		(54,178)	(63,192)
Depreciation		626,410	610,372
Amortization of intangible assets		114,926	121,746
Depreciation of right-of-use assets		81,974	85,347
Provisions for severance benefits (defined benefits)		25,950	27,458
Impairment losses on trade receivables		14,578	22,226
Gain on disposal of investments in subsidiaries, associates and joint ventures		(2,225)	—
Loss (gain) on disposal of property and equipment		3,236	(3,511)
Gain (loss) on disposal of intangible assets		(343)	5,545
Loss (gain) on disposal of right-of-use assets		434	(81)
Gain (loss) on foreign currency translation		(4,239)	115,373
Loss (gain) on valuation and settlement of derivatives, net		5,093	(113,789)
Loss (gain) on disposal of financial assets at fair value through profit or loss		25	(4,465)
Others		3,162	4,321
3. Changes in operating assets and liabilities
Increase in trade receivables		(210,816)	(251,103)
Decrease in other receivables		12,539	12,283
Increase in other current assets		(190,275)	(131,537)
Decrease in other non-current assets		56,970	24,814
Decrease in inventories		59,281	77,858
Increase (decrease) in trade payables		(732)	119,605
Decrease in other payables		(115,947)	(224,997)
Increase (decrease) in other current liabilities		25,788	(54,715)
Increase (decrease) in other non-current liabilities		4,896	(2,343)
Increase in provisions		1,745	134
Decrease in deferred revenue		(5,959)	(3,557)
Payment of post-employment benefits (defined benefits)		(200,079)	(117,423)
Decrease in plan assets		184,984	129,275

4. Cash generated from operations (1+2+3)	~~W~~	899,443	863,194

41

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of the current portion of borrowings	~~W~~	509,730	679,726
Reclassification of construction-in-progress to property and equipment		417,573	324,467
Change of other payables relating to acquisition of property and equipment		(316,729)	(101,419)
Change of other payables relating to acquisition of intangible assets		(272,955)	(272,955)
Reclassification of other payables from net defined benefit assets		(20,611)	11,128
Increase in dividends payable		122,836	482,970

42

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,871,919	(189,590)	—	(5,436)	—	3,756	7,680,649
Lease liabilities		759,743	(79,032)	88,900	—	—	(42,496)	727,115
Derivative assets		(442,144)	(3,724)	—	—	(18,774)	3,724	(460,918)

Total	~~W~~	8,189,518	(272,346)	88,900	(5,436)	(18,774)	(35,016)	7,946,846

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(111,547)	—	117,090	—	1,639	7,567,115
Lease liabilities		851,610	(82,466)	79,985	—	—	(8,668)	840,461
Derivative liabilities		23,077	—	—	93	19	(22,417)	772
Derivative assets		(156,774)	—	—	(113,078)	5,246	22,417	(242,189)

Total	~~W~~	8,277,846	(194,013)	79,985	4,105	5,265	(7,029)	8,166,159

43

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

27.	Related Party Transactions

(1)	The list of related parties of the Company as of March 31, 2025, is as follows:

Relationship	Name of Entity

Subsidiaries	80 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	49 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company, etc.

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. For three-month period ended March 31, 2025 is ~~W~~ 124,614 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

44

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Telecop Co., Ltd.	~~W~~	823	—	96	2	33,783	—
KTCS Corporation		140	—	5,502	—	55,757	4
KTIS Corporation		13,078	—	—	—	51,172	—
KT Service Bukbu Co., Ltd.		39	—	—	—	19,011	—
KT Service Nambu Co., Ltd.		—	—	—	312	33,566	—
KT Skylife Co., Ltd.		26,577	—	12,595	—	15,093	—
KTDS Co., Ltd.		1,095	—	6,484	15	92,285	—
KT Estate Inc.		5	—	48,510	—	6,708	20,929
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		1,345	—	154	—	1,909	—
BC Card Co., Ltd. [1]		443	—	4,619	—	11,048	5
KT Sat Co., Ltd.		1,400	—	—	—	1,167	—
KT Alpha Co., Ltd.		5,568	—	19	—	5,362	—
KT Commerce Inc.		18	—	121	1,821	13,748	6,808
KT M&S Co., Ltd.		80	7,088	82	—	50,024	—
KT GENIE Music Corporation (formerly. GENIE Music Corporation.)		13	—	18,576	—	22,827	—
KT M Mobile Co., Ltd.		47,431	—	66	1,105	1,214	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		1,131	—	3,487	—	47	—
KT MOS Bukbu Co., Ltd.		64	—	222	—	9,865	—
KT MOS Nambu Co., Ltd.		—	—	119	—	10,411	—
KT Engineering Co., Ltd		17	—	924	—	27,240	—
KT Studio Genie Co., Ltd.		44	—	2	—	9,029	—
kt Cloud Co., Ltd.		13,123	—	1	—	59,859	242
East Telecom LLC		5,083	15,454	—	89	—	—
kt netcore Co., Ltd		148	—	6	18,101	66,198	—
kt p&m Co., Ltd		25	—	—	—	12,934	—
Others		23,535	—	5,422	3,488	11,122	12
Associates and joint ventures
K Bank Inc.		873	—	2,683	—	—	—
Others		466	—	14	—	455	857

Total	~~W~~	142,564	22,542	109,704	24,933	621,834	28,857

45

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	—	2	—	11,050	—
KT Telecop Co., Ltd.		224	—	978	1,137	29,487	—
KTCS Corporation		186	—	5,466	—	53,067	4
KTIS Corporation		12,956	—	—	—	46,564	—
KT Service Bukbu Co., Ltd.		19	—	3	—	24,652	—
KT Service Nambu Co., Ltd.		—	—	—	—	25,537	—
KT Skylife Co., Ltd.		27,816	—	5,223	—	20,335	—
KTDS Co., Ltd.		1,067	—	2,005	—	135,524	—
KT Estate Inc.		581	—	42,422	—	22,115	3,743
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		1,006	—	1,541	—	5,018	—
BC Card Co., Ltd. [1]		4,402	—	6	—	12,288	5
KT Sat Co., Ltd.		1,266	—	—	—	1,309	—
KT Alpha Co., Ltd.		5,738	—	25	2,081	5,516	—
KT Commerce Inc.		14	—	99	8,640	23,215	6,007
KT M&S Co., Ltd.		223	8,400	71	—	52,773	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		1	—	14,715	—	14,996	—
KT M Mobile Co., Ltd.		49,224	—	51	—	4,016	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		1,549	—	1	—	42	—
KT MOS Bukbu Co., Ltd.		64	—	736	—	15,122	—
KT MOS Nambu Co., Ltd.		—	—	211	—	12,881	—
KT Engineering Co., Ltd		—	—	367	2,965	123,402	—
KT Studio Genie Co., Ltd.		15	—	4,825	1,235	30,524	—
kt Cloud Co., Ltd.		31,683	—	274	—	47,789	345
East Telecom LLC		5,811	15,307	—	89	—	—
Others		15,099	—	1,871	2,746	13,071	18
Associates and joint ventures
K Bank Inc.		518	—	3,706	—	1	—
Others		247	—	20	117	365	963

Total	~~W~~	159,709	23,707	84,618	19,010	730,659	11,085

[1]	As of March 31, 2025, the unsettled amount of ~~W~~ 10,971 million (December 31, 2024: ~~W~~ 12,145 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

46

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(5)	Significant transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Sales			Purchases		Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Telecop Co., Ltd. [1]	~~W~~	2,197	—	36,851	700	—	—	—	—
KTCS Corporation [1]		30,354	—	85,167	18	—	—	—	318
KTIS Corporation		21,483	—	85,358	—	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		3,431	—	53,074	480	—	—	—	—
KT Service Nambu Co., Ltd. [1]		4,934	4	78,560	1,371	—	—	—	—
KT Skylife Co., Ltd. [1]		34,209	—	4,105	15	—	—	—	8,368
KTDS Co., Ltd. [1]		3,316	—	101,325	5,654	—	—	—	6,096
KT Estate Inc. [1]		11,281	—	19,041	5	24,658	—	193	6,876
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.) [1]		2,766	—	2,684	1,400	—	—	—	—
BC Card Co., Ltd.		2,252	20	6,897	—	—	—	—	—
KT Sat Co., Ltd.		1,723	—	2,562	—	—	—	—	—
KT Alpha Co., Ltd.		16,047	—	9,090	—	—	1	—	—
KT Commerce Inc. [1]		306	—	20,238	10,494	2,017	—	130	—
KT M&S Co., Ltd.		53,661	6	68,051	—	—	—	—	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		113	—	12,385	—	—	—	—	—
KT M Mobile Co., Ltd.		68,268	26	1,077	—	—	—	—	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		55	—	265	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		647	—	23,007	918	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		921	—	22,609	584	—	—	—	—
KT Engineering Co., Ltd. [1]		177	—	7,999	15,545	—	—	—	—
KHS Corporation		5	—	3,476	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		542	—	2,507	16,961	—	—	—	—
kt Cloud Co., Ltd.		19,221	—	54,559	—	—	—	3	—
kt netcore Co., Ltd. [2]		829	—	50,207	42,448	—	—	—	—
kt p&m Co., Ltd. [2]		224	—	10,807	4,501	—	—	—	—
Others [3]		20,176	13	28,331	811	10	2	—	1,699
Associates and joint ventures
K Bank Inc.		2,471	—	2	—	—	—	—	—
Others [4]		619	—	9,379	—	—	1	12	—
Others
Others		1	—	—	—	—	—	—	—

Total	~~W~~	302,229	69	799,613	101,905	26,685	4	338	28,068

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	kt netcore Co., Ltd. and kt p&m Co., Ltd. were established in the fourth quarter of 2024.
[3]	Transactions with KT Linkus Co., Ltd. and Initech Co., Ltd. before they were excluded from subsidiaries are included.
[4]	Transactions with Trustay Co., Ltd. before it was excluded from associates and joint ventures are included.

47

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Sales			Purchases		Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,373	—	14,623	—	—	—	—	—
KT Telecop Co., Ltd.		1,597	—	33,929	—	—	1	—	—
KTCS Corporation		26,473	1	87,802	—	—	—	—	318
KTIS Corporation[1]		17,551	80	77,918	255	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		3,745	—	52,822	460	—	—	—	—
KT Service Nambu Co., Ltd. [1]		4,713	—	64,011	607	—	—	—	—
KT Skylife Co., Ltd. [1]		38,742	1	4,380	16	—	—	—	8,368
KTDS Co., Ltd. [1]		3,389	—	100,205	12,957	—	—	—	4,848
KT Estate Inc. [1]		10,753	—	20,212	79	24,251	—	226	8,600
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		4,041	—	2,489	—	—	—	—	—
BC Card Co., Ltd.		2,262	—	7,518	—	—	1	—	4,590
KT Sat Co., Ltd.		1,867	—	2,819	—	—	—	—	—
KT Alpha Co., Ltd.		15,183	—	10,736	—	—	1	—	—
KT Commerce Inc. [1]		297	—	16,951	19,509	—	—	—	—
KT M&S Co., Ltd.		86,846	8	63,941	—	—	—	—	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		89	—	13,658	—	—	—	—	—
KT M Mobile Co., Ltd.		60,823	17	754	—	—	—	—	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		71	—	709	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		463	—	22,696	1,085	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		747	—	22,689	533	—	—	—	—
KT Engineering Co., Ltd. [1]		1,505	—	10,654	22,632	—	—	—	—
KHS Corporation		3	—	1,988	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		27	—	629	14,215	—	—	—	—
kt Cloud Co., Ltd.		24,608	—	41,209	—	1	—	3	—
Others		6,714	357	25,457	2	10	1	—	2,538
Associates and joint ventures
K Bank Inc.		601	—	51	—	—	918	—	—
Others		757	—	1,244	—	14	—	20	287
Others
Rebellions Co., Ltd.		5	—	—	—	—	—	—	—

Total	~~W~~	315,245	464	702,094	72,350	24,276	922	249	34,260

[1]	Amounts include acquisition of property and equipment and others.

48

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(6)	Key management compensation for the three-month periods ended March 31, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Short-term benefits	~~W~~	435	406
Post-employment benefits		70	48
Stock-based compensation		183	82

Total	~~W~~	688	536

(7)	Fund transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	14,700	16,013	—	—	—
KT Estate Inc.		—	—	58	6,376	—
Others		—	—	2,026	1,272	(1,156)
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
Others Investment Association		—	—	—	114	525

Total	~~W~~	14,700	16,013	2,084	7,762	4,369

[1]	Borrowing transactions include lease transactions.

49

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	14,700	16,013	—	—	—
KT Estate Inc.		—	—	—	6,317	—
Others		—	—	—	220	—
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
Others Investment Association		—	—	—	10	—

Total	~~W~~	14,700	16,013	—	6,547	3,180

[1]	Lease transactions are included in borrowing transactions

(8)	As of March 31, 2025, the Company has entered into a credit card agreement with a limit of ~~W~~ 18,409 million (December 31, 2024: ~~W~~ 18,481 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and other entities according to the agreement. As of March 31, 2025, the Company is planning to make an additional investment of ~~W~~ 44,690 million.

50

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

28.	Fair Value

During the period ended March 31, 2025, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amount and fair value of financial instruments by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,150,640	[1]	1,540,570	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,176,997	[1]	3,099,178	[1]
Financial assets at fair value through other comprehensive income		273,612	273,612	114,774	114,774
Other financial assets
Financial assets measured at amortized cost		133,303	[1]	80,465	[1]
Financial assets at fair value through profit or loss		453,506	453,506	456,224	456,224
Financial assets at fair value through other comprehensive income		1,452,645	1,452,645	1,458,891	1,458,891
Derivative financial assets for hedging purpose		460,918	460,918	442,144	442,144

Total	~~W~~	7,101,621		7,192,246

Financial liabilities
Trade and other payables	~~W~~	3,961,012	[1]	4,315,375	[1]
Borrowings		7,680,649	7,645,924	7,871,919	7,769,937
Other financial liabilities
Financial liabilities at fair value through profit or loss		28	28	28	28

Total	~~W~~	11,641,689		12,187,322

[1]	The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.

51

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	273,612	—	273,612
Other financial assets
Financial assets at fair value through profit or loss		—	—	453,506	453,506
Financial assets at fair value through other comprehensive income		1,311,630	—	141,015	1,452,645
Derivative financial assets for hedging		—	460,918	—	460,918

Total	~~W~~	1,311,630	734,530	594,521	2,640,681

Liabilities
Borrowings	~~W~~	—	7,645,924	—	7,645,924
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	28	28

Total	~~W~~	—	7,645,924	28	7,645,952

52

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		—	—	456,224	456,224
Financial assets at fair value through other comprehensive income		1,317,876	—	141,015	1,458,891
Derivative financial assets for hedging		—	442,144	—	442,144

Total	~~W~~	1,317,876	556,918	597,239	2,472,033

Liabilities
Borrowings	~~W~~	—	7,769,937	—	7,769,937
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28

Total	~~W~~	—	7,769,937	28	7,769,965

53

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	456,224	141,015	28
Acquisition		291	—	—
Transfer		—	145	—
Disposal		(3,009)	(145)	—

Ending balance	~~W~~	453,506	141,015	28

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		4,060	—	—
Transfer		(950)	—	—
Disposal		(596)	—	—

Ending balance	~~W~~	443,835	201,189	1,403

54

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	273,612	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		453,506	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		460,918	2	DCF Model
Liabilities
Borrowings	~~W~~	7,645,924	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model

55

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		456,224	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		442,144	2	DCF Model
Liabilities
Borrowings	~~W~~	7,769,937	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

56

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2025 and 2024, and December 31, 2024

29.	Events After the Reporting Period

The Company has decided on a quarterly dividend at the Board of Directors dated April 15, 2025, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 600 (Total dividend: ~~W~~ 146,984 million)
Dividend yield	1.2%
Dividend report date	March 31, 2025
Dividend pay date	April 30, 2025

57